SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONSOLIDATED INCOME STATEMENT

	Note	2020 $m	2019 $m
Continuing operations:
Gross premiums earned		42,521	45,064
Outward reinsurance premiums		(32,209)	(1,583)
Earned premiums, net of reinsurance		10,312	43,481
Investment return		44,991	49,555
Other income		670	700
Total revenue, net of reinsurance		55,973	93,736
Benefits and claims		(82,176)	(85,475)
Reinsurers’ share of benefits and claims		34,409	2,985
Movement in unallocated surplus of with-profits funds		(438)	(1,415)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(48,205)	(83,905)
Acquisition costs and other expenditure	B2	(5,481)	(7,283)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(337)	(516)
Loss attaching to corporate transactions	D1.1	(48)	(142)
Total charges net of reinsurance		(54,071)	(91,846)
Share of profit from joint ventures and associates, net of related tax		517	397
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)note		2,419	2,287
Remove tax charge attributable to policyholders' returns		(271)	(365)
Profit before tax attributable to shareholders' returns	B1.1	2,148	1,922
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(234)	(334)
Remove tax charge attributable to policyholders' returns		271	365
Tax credit attributable to shareholders' returns	B3.1	37	31
Profit from continuing operations		2,185	1,953
Loss from discontinued UK and Europe operations		–	(1,161)
Profit for the year		2,185	792

Attributable to:
Equity holders of the Company
From continuing operations		2,118	1,944
From discontinued operations		–	(1,161)
Non-controlling interests from continuing operations		67	9
Profit for the year		2,185	792

Earnings per share (in cents)	Note	2020	2019
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		81.6¢	75.1¢
Based on loss from discontinued operations		–	(44.8)¢
Total		81.6¢	30.3¢
Diluted
Based on profit from continuing operations		81.6¢	75.1¢
Based on loss from discontinued operations		–	(44.8)¢
Total		81.6¢	30.3¢

Dividends per share (in cents)	Note	2020	2019
Dividends relating to reporting year:	B5
First interim ordinary dividend		5.37¢	20.29¢
Second interim ordinary dividend		10.73¢	25.97¢
Total		16.10¢	46.26¢
Dividends paid in reporting year:	B5
Current year first interim ordinary dividend		5.37¢	20.29¢
Second interim ordinary dividend for prior year		25.97¢	42.89¢
Total		31.34¢	63.18¢

Note
This measure is the formal profit before tax measure under IFRS Standards. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	2020 $m	2019 $m
Continuing operations:
Profit for the year		2,185	1,953
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		233	152
Related tax		–	(15)
		233	137
Valuation movements on available-for-sale debt securities:
Unrealised gains arising in the year:
Net unrealised gains on holdings arising during the year		3,271	4,208
Deduct net gains included in the income statement on disposal and impairment		(554)	(185)
		2,717	4,023
Related change in amortisation of deferred acquisition costs	C4.2	(41)	(631)
Related tax		(581)	(713)
		2,095	2,679
Impact of Jackson’s reinsurance transaction with Athene:
Gains recycled to the income statement on transfer of debt securities to Athene		(2,817)	–
Related change in amortisation of deferred acquisition costs	C4.2	535	–
Related tax		479	–
		(1,803)	–
Total valuation movements on available -for-sale debt securities		292	2,679

Total items that may be reclassified subsequently to profit or loss		525	2,816
Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:
Net actuarial losses on defined benefit pension schemes		–	(108)
Related tax		–	19
Total items that will not be reclassified to profit or loss		–	(89)
Total other comprehensive income		525	2,727
Total comprehensive income for the year from continuing operations		2,710	4,680

Total comprehensive income from discontinued UK and Europe operations		–	1,710
Total comprehensive income for the year		2,710	6,390

Attributable to:
Equity holders of the Company
From continuing operations		2,657	4,669
From discontinued operations		–	1,710
Non-controlling interests from continuing operations		53	11
Total comprehensive income for the year		2,710	6,390

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 Dec 2020 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		–	–	2,118	–	–	2,118	67	2,185
Other comprehensive income (loss)
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	239	–	239	(6)	233
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	300	300	(8)	292
Total other comprehensive income for the year		–	–	2,118	239	300	2,657	53	2,710
Dividends	B5	–	–	(814)	–	–	(814)	(18)	(832)
Reserve movements in respect of share-based payments		–	–	89	–	–	89	–	89
Effect of transactions relating to non-controlling interests	D1.2	–	–	(484)	–	–	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	–	–	–	13	–	13
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	(60)	–	–	(60)	–	(60)
Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at 1 Jan		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at 31 Dec		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Year ended 31 Dec 2019 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve*	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit from continuing operations		–	–	1,944	–	–	1,944	9	1,953
Other comprehensive income (loss) from continuing operations:
Exchange movements on foreign operations and net investment hedges net of related tax		–	–	–	135	–	135	2	137
Net unrealised valuation movements net of related change in amortisation of deferred acquisition costs and related tax		–	–	–	–	2,679	2,679	–	2,679
Shareholders’ share of actuarial gains and losses on defined benefit pension schemes net of related tax		–	–	(89)	–	–	(89)	–	(89)
Total other comprehensive income (loss) from continuing operations		–	–	(89)	135	2,679	2,725	2	2,727
Total comprehensive income from continuing operations		–	–	1,855	135	2,679	4,669	11	4,680
Total comprehensive income from discontinued operations*		–	–	(1,098)	2,808	–	1,710	–	1,710
Total comprehensive income for the year		–	–	757	2,943	2,679	6,379	11	6,390
Demerger dividend in specie of M&G plc	B5	–	–	(7,379)	–	–	(7,379)	–	(7,379)
Other dividends	B5	–	–	(1,634)	–	–	(1,634)	–	(1,634)
Reserve movements in respect of share-based payments		–	–	64	–	–	64	–	64
Effect of transactions relating to non-controlling interests		–	–	(143)	–	–	(143)	158	15
Share capital and share premium
New share capital subscribed	C8	–	22	–	–	–	22	–	22
Impact of change in presentation currency in relation to share capital and share premium	C8	6	101	–	–	–	107	–	107
Treasury shares
Movement in own shares in respect of share-based payment plans		–	–	38	–	–	38	–	38
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		–	–	55	–	–	55	–	55
Net increase (decrease) in equity		6	123	(8,242)	2,943	2,679	(2,491)	169	(2,322)
Balance at 1 Jan		166	2,502	21,817	(2,050)	(467)	21,968	23	21,991
Balance at 31 Dec		172	2,625	13,575	893	2,212	19,477	192	19,669
*
The $2,808 million movement in translation reserve from discontinued operations was recognised in other comprehensive income and represented an exchange gain of $140 million on translating the results from discontinued operations during the period of ownership in 2019 and the recycling of the cumulative exchange loss of $2,668 million through the profit or loss upon the demerger.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	31 Dec 2020 $m	31 Dec 2019 $m
Assets
Goodwill	C4.1	961	969
Deferred acquisition costs and other intangible assets	C4.2	20,345	17,476
Property, plant and equipment		893	1,065
Reinsurers' share of insurance contract liabilitiesnote (i)		46,595	13,856
Deferred tax assets	C7.2	4,858	4,075
Current tax recoverable	C7.1	444	492
Accrued investment income		1,427	1,641
Other debtors		3,171	2,054
Investment properties		23	25
Investments in joint ventures and associates accounted for using the equity method		1,962	1,500
Loans		14,588	16,583
Equity securities and holdings in collective investment schemesnote (ii)		278,635	247,281
Debt securitiesnote (ii)		125,829	134,570
Derivative assets		2,599	1,745
Other investmentsnote (ii)		1,867	1,302
Deposits		3,882	2,615
Cash and cash equivalents		8,018	6,965
Total assets	C1	516,097	454,214

Equity
Shareholders' equity		20,878	19,477
Non-controlling interests	D1.2	1,241	192
Total equity	C1	22,119	19,669

Liabilities
Insurance contract liabilities	C3.1	436,787	380,143
Investment contract liabilities with discretionary participation features	C3.1	479	633
Investment contract liabilities without discretionary participation features	C3.1	3,980	4,902
Unallocated surplus of with-profits funds	C3.1	5,217	4,750
Core structural borrowings of shareholder-financed businesses	C5.1	6,633	5,594
Operational borrowings	C5.2	2,444	2,645
Obligations under funding, securities lending and sale and repurchase agreements		9,768	8,901
Net asset value attributable to unit holders of consolidated investment funds		5,975	5,998
Deferred tax liabilities	C7.2	6,075	5,237
Current tax liabilities	C7.1	280	396
Accruals, deferred income and other creditors		15,508	14,488
Provisions		350	466
Derivative liabilities		482	392
Total liabilities	C1	493,978	434,545
Total equity and liabilities	C1	516,097	454,214

Notes
(i)
At 31 December 2020, reinsurers’ share of insurance contract liabilities included $27.3 billion in respect of the reinsurance of substantially all of Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.
(ii)
Included within equity securities and holdings in collective investment schemes, debt securities and other investments as at 31 December 2020 are $2,007 million of lent securities and assets subject to repurchase agreements (31 December 2019: $90 million of lent securities only).

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	2020 $m	2019 $m
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		2,419	2,287
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(19,875)	(60,812)
Other non-investment and non-cash assets		(35,633)	(2,487)
Policyholder liabilities (including unallocated surplus of with-profits funds)		53,593	56,067
Other liabilities (including operational borrowings)		1,372	5,234
Investment income and interest payments included in profit before tax		(5,059)	(4,803)
Operating cash items:
Interest receipts and payments		4,191	4,277
Dividend receipts		1,297	978
Tax paid		(555)	(717)
Other non-cash items		216	(96)
Net cash flows from operating activitiesnote (i)		1,966	(72)
Cash flows from investing activities
Purchases of property, plant and equipment		(59)	(64)
Proceeds from disposal of property, plant and equipment		6	–
Acquisition of business and intangiblesnote (ii)		(1,142)	(635)
Disposal of businesses		–	375
Net cash flows from investing activities		(1,195)	(324)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		983	367
Redemption of subordinated debt		–	(504)
Fees paid to modify terms and conditions of debt issued by the Group		–	(182)
Interest paid		(314)	(526)
Payment of principal portion of lease liabilities		(138)	(137)
Equity capital:
Issues of ordinary share capital		13	22
Non-controlling equity investment by Athene into the US business	D1.2	500	–
External dividends:
Dividends paid to the Company's shareholders	B5	(814)	(1,634)
Dividends paid to non-controlling interests		(18)	–
Net cash flows from financing activities		212	(2,594)
Net increase (decrease) in cash and cash equivalents from continuing operations		983	(2,990)
Net cash flows from discontinued operations		–	(5,690)
Cash and cash equivalents at 1 Jan		6,965	15,442
Effect of exchange rate changes on cash and cash equivalents		70	203
Cash and cash equivalents at 31 Dec		8,018	6,965

Notes
(i)
Included in net cash flows from operating activities are dividends from joint ventures and associates of $118 million (2019: $85 million).
(ii)
Cash flows arising from the acquisition of business and intangibles includes amounts paid for distribution rights.
(iii)
Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Cash movements $m			Non-cash movements $m
	Balance at 1 Jan	Issue of debt	Redemption of debt	Foreign exchange movement	Demerger of UK and Europe operations	Other movements	Balance at 31 Dec
2020	5,594	983	–	42	–	14	6,633
2019	9,761	367	(504)	116	(4,161)	15	5,594

NOTES TO THE FINANCIAL STATEMENTS

A
Basis of preparation

A1
Basis of preparation and exchange rates

These consolidated financial statements have been prepared in accordance with IFRS Standards as issued by the IASB, the international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. At 31 December 2020, there were no differences between IFRS Standards as issued by the IASB, the international accounting standards as required by the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

The Group accounting policies are the same as those applied for the year ended 31 December 2019 with the exception of the adoption of the new and amended IFRS Standards as described in note A2.

The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 31 December 2020 or 2019 but is derived from those accounts. The auditors have reported on the 2020 statutory accounts. Statutory accounts for 2019 have been delivered to the registrar of companies, and those for 2020 will be delivered following the Company’s Annual General Meeting. Their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group’s current performance, solvency and liquidity and the Group’s business plan taking into account the Group’s principal risks and the mitigations available to it which are described in the Group Chief Risk and Compliance Officer’s report. The assessment also includes the consideration of the results of a number of stress and scenario testing over the business plan covering scenarios that reflect the possible impacts of Covid-19. The stress tests included the assessment of the potential impact of up or down interest rate movements combined with corporate credit spread widening, a rating level downgrade on part of the credit asset portfolio, falling equity values and insurance stresses (such as changes in policyholder behaviour, including lapses, and increased morbidity in Asia).

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these financial statements for the year ended 31 December 2020.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

	Closing rate at year end		Average rate for the year to date
USD : local currency	31 Dec 2020	31 Dec 2019	31 Dec 2020	31 Dec 2019
Chinese yuan (CNY)	6.54	6.97	6.90	6.91
Hong Kong dollar (HKD)	7.75	7.79	7.76	7.84
Indian rupee (INR)	73.07	71.38	74.12	70.43
Indonesian rupiah (IDR)	14,050.00	13,882.50	14,541.70	14,140.84
Malaysian ringgit (MYR)	4.02	4.09	4.20	4.14
Singapore dollar (SGD)	1.32	1.34	1.38	1.36
Taiwan dollar (TWD)	28.10	29.98	29.44	30.91
Thai baht (THB)	30.02	29.75	31.29	31.05
UK pound sterling (GBP)	0.73	0.75	0.78	0.78
Vietnamese dong (VND)	23,082.50	23,172.50	23,235.84	23,227.64

Certain notes to the financial statements present comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the consolidated financial statements. AER are actual historical exchange rates for the specific accounting year, being the average rates over the year for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior year results using the current year foreign exchange rate, ie current year average rates for the income statement and current year closing rates for the statement of financial position.

A2
New accounting pronouncements in 2020

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2020:
–
Amendments to IAS 1 and IAS 8 ‘Definition of Material’;
–
Amendment to IFRS 3 ‘Business Combinations’;
–
Amendments to IFRS 7, IFRS 9 and IAS 39 ‘Interest Rate Benchmark Reform’; and
–
Amendments to IFRS 16, ‘Covid-19-Related Rent Concessions’, effective from 1 June 2020.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

B
EARNINGS PERFORMANCE

B1
Analysis of performance by segment

B1.1
Segment results

		2020 $m	2019 $m		2020 vs 2019%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
Asia
Insurance operations		3,384	2,993	2,978	13%	14%
Asset management		283	283	278	–	2%
Total Asia		3,667	3,276	3,256	12%	13%
US
Insurance operations		2,787	3,038	3,038	(8)%	(8)%
Asset management		9	32	32	(72)%	(72)%
Total US		2,796	3,070	3,070	(9)%	(9)%
Total segment profit		6,463	6,346	6,326	2%	2%
Other income and expenditure:
Investment return and other income		6	50	50	(88)%	(88)%
Interest payable on core structural borrowings		(337)	(516)	(518)	35%	35%
Corporate expenditurenote (ii)		(417)	(460)	(463)	9%	10%
Total other income and expenditure		(748)	(926)	(931)	19%	20%
Restructuring and IFRS 17 implementation costsnote (iii)		(208)	(110)	(110)	(89)%	(89)%
Adjusted operating profit	B1.3	5,507	5,310	5,285	4%	4%
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(4,841)	(3,203)	(3,191)	(51)%	(52)%
Amortisation of acquisition accounting adjustmentsnote (iv)		(39)	(43)	(43)	9%	9%
Gain (loss) attaching to corporate transactions	D1.1	1,521	(142)	(143)	n/a	n/a
Profit before tax attributable to shareholders		2,148	1,922	1,908	12%	13%
Tax credit attributable to shareholders' returns	B3	37	31	36	19%	3%
Profit for the year from continuing operations		2,185	1,953	1,944	12%	12%
Loss for the year from discontinued operations		–	(1,161)	(1,165)	n/a	n/a
Profit for the year		2,185	792	779	176%	180%
Attributable to:
Equity holders of the Company
From continuing operations		2,118	1,944	1,935	9%	9%
From discontinued operations		–	(1,161)	(1,165)	n/a	n/a
Non-controlling interests from continuing operations		67	9	9	n/a	n/a
		2,185	792	779	176%	180%

Basic earnings per share (in cents)		2020	2019		2020 vs 2019%
			AER	CER	AER	CER
	Note	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax, from continuing operations	B4	175.5¢	175.0¢	174.6¢	0%	1%
Based on profit for the year from continuing operations	B4	81.6¢	75.1¢	75.1¢	9%	9%
Based on profit (loss) for the year from discontinued operations	B4	–	(44.8)¢	(45.1)¢	n/a	n/a

Notes
(i)
Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)
Corporate expenditure as shown above is primarily for head office functions in London and Hong Kong.
(iii)
Restructuring and IFRS 17 implementation costs include those incurred in the US operations of $(46) million (2019: $(7) million).
(iv)
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

B1.2
Short-term fluctuations in investment returns on shareholder-backed business

	2020 $m	2019 $m
Asia operationsnote (i)	(607)	657
US operationsnote (ii)	(4,262)	(3,757)
Other operations	28	(103)
Total	(4,841)	(3,203)

(i)
Asia operations
In Asia, the short-term fluctuations reflect the net value movements on shareholders’ assets and policyholder liabilities (net of reinsurance) arising from market movements in the year. In 2020, falling interest rates in certain parts of Asia led to lower discount rates on policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year and this led to the overall negative short-term investment fluctuations in Asia.

(ii)
US operations
The short-term fluctuations in investment returns in the US are reported net of the related charge for amortisation of deferred acquisition costs (DAC) credit of $812 million as shown in note C4.2 (2019: credit of $1,248 million) and comprise amounts in respect of the following items:

	2020 $m	2019 $m
Net equity hedge resultnote (a)	(6,334)	(4,582)
Other than equity-related derivativesnote (b)	1,682	678
Debt securitiesnote (c)	474	156
Equity-type investments: actual less longer-term return	(40)	18
Other items	(44)	(27)
Total net of related DAC amortisation	(4,262)	(3,757)

Notes
(a)
The purpose of the inclusion of the net equity hedge result in short-term fluctuations in investment returns is to segregate the amount included within pre-tax profit that relates to the accounting effect of market movements on both the value of guarantees in Jackson’s products including variable annuities and on the related derivatives used to manage the exposures inherent in these guarantees. The level of fees recognised in short-term fluctuations in investment returns is determined by reference to that allowed for within the reserving basis. The variable annuity guarantees are valued in accordance with either Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures or ASC Topic 944, Financial Services – Insurance depending on the type of guarantee. Both approaches require an entity to determine the total fee (‘the fee assessment’) that is expected to fund future projected benefit payments arising using the assumptions applicable for that method. The method under ASC Topic 820 requires this fee assessment to be fixed at the time of issue. As the fees included within the initial fee assessment are earned, they are included in short-term fluctuations in investment returns to match the corresponding movement in the guarantee liability. Other guarantee fees are included in adjusted operating profit, which in 2020 were $704 million (2019: $699 million), pre-tax and net of related DAC amortisation. As the Group applies US GAAP for the measured value of the product guarantees, the net equity hedge result also includes asymmetric impacts where the measurement bases of the liabilities and associated derivatives used to manage the Jackson annuity business differ.

The net equity hedge result therefore includes significant accounting mismatches and other factors that do not represent the economic result. These other factors include:

–
The variable annuity guarantees and fixed index annuity embedded options being only partially fair valued under ‘grandfathered’ US GAAP;
–
The interest rate exposure being managed through the other than equity-related derivative programme explained in note (b) below; and
–
Jackson’s management of its economic exposures for a number of other factors that are treated differently in the accounting frameworks such as future fees and assumed volatility levels.

The net equity hedge result can be summarised as follows:

	2020 $m	2019 $m
Fair value movements on equity hedge instruments*	(5,219)	(5,314)
Accounting value movements on the variable and fixed index annuity guarantee liabilities*	(2,030)	(22)
Fee assessments net of claim payments	915	754
Total net of related DAC amortisation	(6,334)	(4,582)
*
The value movements on the variable annuity guarantees and fixed indexed annuity options and the derivative instruments held to manage their equity exposures are discussed in the Group Chief Financial Officer and Chief Operating Officer’s report.

(b)
The fluctuations for other than equity-related derivatives comprise the net effect of:

–
Fair value movements on free-standing, other than equity-related derivatives;
–
Fair value movements on the Guaranteed Minimum Income Benefit (GMIB) reinsurance asset that are not matched by movements in the underlying GMIB liability, which is not fair valued; and
–
Related amortisation of DAC.

The free-standing, other than equity-related derivatives, are held to manage interest rate exposures and durations within the general account and the variable annuity guarantees and fixed index annuity embedded options described in note (a) above. Accounting mismatches arise because of differences between the measurement basis and presentation of the derivatives, which are fair valued with movements recorded in the income statement, and the exposures they are intended to manage.

(c)
Short-term fluctuations related to debt securities is analysed below:

	2020 $m	2019 $m
Credits (charges) in the year:
Losses on sales of impaired and deteriorating bonds	(148)	(28)
Bond write-downs	(32)	(15)
Recoveries/reversals	1	1
Total credits (charges) in the year	(179)	(42)
Risk margin allowance deducted from adjusted operating profit*	92	109
	(87)	67
Interest-related realised gains (losses):
Gains (losses) arising in the year†	724	220
Amortisation of gains and losses arising in current and prior years to adjusted operating profit	(168)	(129)
	556	91
Related amortisation of DAC	5	(2)
Total short-term fluctuations related to debt securities net of related DAC amortisation	474	156
*
The debt securities of Jackson are held in the general account of the business. Realised gains and losses are recorded in the income statement with normalised returns included in adjusted operating profit with variations from year to year included in the short-term fluctuations category. The risk margin reserve charge for longer-term credit-related losses included in adjusted operating profit of Jackson for 2020 is based on an average annual risk margin reserve of 18 basis points (2019: 17 basis points) on average book values of $51.7 billion (2019: $62.6 billion) as shown below:

Moody’s rating category (or equivalent under NAIC ratings of mortgage-backed securities)

	2020			2019
	Average book value	RMR	Annual expected loss	Average book value	RMR	Annual expected loss
	$m	%	$m	$m	%	$m

A3 or higher	32,541	0.10	(31)	38,811	0.10	(38)
Baa1, 2 or 3	17,513	0.24	(42)	22,365	0.24	(53)
Ba1, 2 or 3	1,314	0.75	(10)	1,094	0.85	(9)
B1, 2 or 3	206	2.36	(5)	223	2.56	(6)
Below B3	108	3.36	(4)	75	3.39	(3)
Total	51,682	0.18	(92)	62,568	0.17	(109)

Related amortisation of DAC			12			19
Risk margin reserve charge to adjusted operating profit for longer-term credit-related losses†			(80)			(90)

†
Excluding the realised gains that are part of the gain arising in respect of the reinsured Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.

In addition to the accounting for realised gains and losses described above for Jackson general account debt securities, included within the statement of other comprehensive income is a pre-tax net unrealised gain of $2,676 million, net of related amortisation of DAC, arising in the year (2019: $3,392 million) on debt securities classified as available-for-sale, partially offset by the recycling of $2,282 million gains, net of related amortisation of DAC, to the income statement on transfer of debt securities to Athene (see note D1.1). Temporary market value movements do not reflect defaults or impairments. Additional details of the movement in the value of the Jackson portfolio are included in note C1.1.

B1.3
Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 ‘Operating Segments’ on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC). In the management structure, responsibility is delegated to the Chief Executive Officers of the Group’s Asia and US business units for the day-to-day management of their business units (within the framework set out in the Group Governance Manual). Financial management information used by the GEC aligns with these business segments. These operating segments, Asia operations and US operations, derive revenue from both insurance and asset management activities.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’. These include head office costs in London and Hong Kong. The Group’s Africa operations do not form part of any operating segment under the structure, and their assets and liabilities and profit or loss before tax are not material to the overall financial position of the Group. The Group’s Africa operations are therefore also reported as ‘Unallocated to a segment’.

In preparation for the planned separation of Jackson, the management information received by the GEC has been revised in 2021, leading to a change in the Group’s operating segments which will be presented in the 2021 half year report as discussed in the Group Chief Financial Officer and Chief Operating Officer’s report.

Performance measure
The performance measure of operating segments utilised by the Group is adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year as follows:

–
Short-term fluctuations in investment returns on shareholder-backed business. This includes the impact of short-term market effects on the carrying value of Jackson’s guarantee liabilities and related derivatives as explained below;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, such as in 2020 the effect of certain of the Group’s reinsurance arrangements and costs associated with the work to plan for the separation of Jackson, and in 2019 disposals undertaken and costs connected to the demerger of M&G plc from Prudential plc.

Determination of adjusted operating profit for investment and liability movements
(a)
With-profits business
For Asia’s with-profits business in Hong Kong, Singapore and Malaysia, the adjusted operating profit reflects the shareholders’ share in the bonuses declared to policyholders. Value movements in the underlying assets of the with-profits funds only affect the shareholder results through indirect effects of investment performance on declared policyholder bonuses and therefore, do not affect directly the determination of adjusted operating profit.

(b)
Unit-linked business including the US variable annuity separate accounts
The policyholder unit liabilities are directly reflective of the underlying asset value movements. Accordingly, the adjusted operating profit reflect the current year value movements in both the unit liabilities and the backing assets.

(c)
US general account business
The adjusted operating profit for Jackson included in the Group’s accounts is based on information reviewed by the GEC on an IFRS basis. This will differ from the financial information that Jackson will report as part of the demerger process, which will be prepared under US GAAP and will be based on the information local management reviews in preparation for them becoming a standalone entity.

Jackson's variable and fixed index annuity business has guarantee liabilities which are measured on a combination of fair value and other US GAAP derived principles. These liabilities are subject to an extensive derivative programme to manage equity and interest rate exposures whose fair value movements pass through the income statement each year.

The following value movements for Jackson's variable and fixed index annuity business are excluded from adjusted operating profit. See note B1.2:

–
Fair value movements for equity-based derivatives;
–
Fair value movements for guaranteed benefit options for the ‘not for life’ portion of Guaranteed Minimum Withdrawal Benefit (GMWB) and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see below);
–
Movements in the accounts carrying value of Guaranteed Minimum Death Benefit (GMDB), GMIB and the ‘for life’ portion of GMWB liabilities, (see below) for which, under the ‘grandfathered’ US GAAP applied under IFRS for Jackson’s insurance assets and liabilities, the measurement basis gives rise to a muted impact of current year market movements (ie they are relatively insensitive to the effect of current year equity market and interest rate changes);
–
A portion of the fee assessments as well as claim payments, in respect of guarantee liabilities; and
–
Related amortisation of DAC for each of the above items.

Guaranteed benefit options for the ‘not for life’ portion of GMWB and equity index options for the fixed index annuity business
The ‘not for life’ portion of GMWB guaranteed benefit option liabilities is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth rate of the account balance is based on the greater of US Treasury rates and current swap rates (rather than expected rates of return) with only a portion of the expected future guarantee fees included. The discount rates applied in determining the value of these liabilities is actively updated each year based on market observed rates and after allowing for Jackson’s own credit risk. Reserve value movements on these liabilities are sensitive to changes to levels of equity markets, implied volatility and interest rates. The equity index option for fixed index annuity business is measured under the US GAAP basis applied for IFRS in a manner consistent with IAS 39 under which the projected future growth is based on current swap rates.

Guaranteed benefit option for variable annuity guarantee minimum income benefit
The GMIB liability, which is substantially reinsured, subject to a deductible and annual claim limits, is accounted for using ‘grandfathered’ US GAAP. This accounting basis substantially does not recognise the effects of market movements. The corresponding reinsurance asset is measured under the ‘grandfathered’ US GAAP basis applied for IFRS in a manner consistent with IAS 39 ‘Financial Instruments: Recognition and Measurement’, and the asset is therefore recognised at fair value. As the GMIB is economically reinsured, the mark-to-market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(d)
Policyholder liabilities that are sensitive to market conditions
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between business units depending upon the nature of the ‘grandfathered’ measurement basis.

Movements in liabilities for some types of business do require bifurcation between the elements that relate to longer-term market condition and short-term effects to ensure that at the net level (ie after allocated investment return and charge for policyholder benefits) the adjusted operating profit reflects longer-term market returns.

For certain Asia non-participating business, for example in Hong Kong, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. Consequently, for these products, the charge for policyholder benefits in the adjusted operating profit reflects the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (as applied for the IFRS balance sheet) was used.

For other types of Asia non-participating business, expected longer-term investment returns and interest rates are used to determine the movement in policyholder liabilities for determining adjusted operating profit. This ensures assets and liabilities are reflected on a consistent basis.

(e)
Assets backing other shareholder-financed long-term insurance business
Except in the case of assets backing liabilities which are directly matched (such as unit-linked business) adjusted operating profit for assets backing shareholder-financed business is determined on the basis of expected longer-term investment returns. Longer-term investment returns comprise actual income receivable for the year (interest/dividend income) and for both debt and equity-type securities longer-term capital returns.

Debt securities and loans
As a general principle, for debt securities and loans, the longer-term capital returns comprise two elements:

–
Risk margin reserve based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the risk margin reserve charge to the adjusted operating profit is reflected in short-term fluctuations in investment returns; and
–
The amortisation of interest-related realised gains and losses to adjusted operating profit to the date when sold bonds would have otherwise matured.

At 31 December 2020, the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group’s insurance operations in Asia and the US was a net gain of $1,725 million (31 December 2019: net gain of $916 million).

For Asia insurance operations, realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are amortised over the period to the date those securities would otherwise have matured, with no explicit risk margin reserve charge.

For US insurance operations, Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) to determine the average annual risk margin reserve to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to risk margin reserve charge. Further details of the risk margin reserve charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note B1.2.

Equity-type securities
For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For Asia insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $4,954 million as at 31 December 2020 (31 December 2019: $3,473 million). The longer-term rates of return applied in 2020 ranged from 5.1 per cent to 16.9 per cent (31 December 2019: 5.0 per cent to 17.6 per cent) with the rates applied varying by business unit. These rates are broadly stable from year to year but may be different between regions, reflecting, for example, differing expectations of inflation in each local business unit. The assumptions are for the returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations. The longer-term investment returns for the Asia insurance joint ventures and associates accounted for using the equity method are determined on a similar basis as the other Asia insurance operations described above.

For US insurance operations, as at 31 December 2020, the equity-type securities for non-separate account operations amounted to $2,128 million (31 December 2019: $1,481 million). For these operations, the longer-term rates of return for income and capital applied in 2020 and 2019, which reflect the combination of the average risk-free rates over the year and appropriate risk premiums are as follows:

	2020	2019
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	4.8% to 5.8%	5.5% to 6.7%
Other equity-type securities such as investments in limited partnerships and private equity funds	6.8% to 7.8%	7.5% to 8.7%

Derivative value movements
Generally, derivative value movements are excluded from adjusted operating profit. The exception is where the derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in adjusted operating profit. The principal example of derivatives whose value movements are excluded from adjusted operating profit arises in Jackson.

Equity-based derivatives held by Jackson are as discussed in section (c) above. Non-equity based derivatives held by Jackson are part of a broad-based hedging programme for features of Jackson’s bond portfolio (for which value movements are booked in the statement of other comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as ‘grandfathered’ under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based product options.

(f)
Fund management and other non-insurance businesses
For these businesses, the determination of adjusted operating profit reflects the underlying economic substance of the arrangements. Generally, realised gains and losses are included in adjusted operating profit with temporary unrealised gains and losses being included in short-term fluctuations. In some instances, realised gains and losses on derivatives and other financial instruments are amortised to adjusted operating profit over a time period that reflects the underlying economic substance of the arrangements.

B2
Acquisition costs and other expenditure

	2020 $m	2019 $m
Acquisition costs incurred for insurance policies	(3,070)	(4,177)
Acquisition costs deferrednote C4.2	1,357	1,422
Amortisation of acquisition costsnote (i)	81	694
Recoveries for expenses associated with Jackson’s business ceded to Athenenote (ii)	1,203	–
Administration costs and other expenditure (net of other reinsurance commission)note (iii)	(4,609)	(5,019)
Movements in amounts attributable to external unit holders of consolidated investment funds	(443)	(203)
Total acquisition costs and other expenditure	(5,481)	(7,283)

Notes
(i)
The credit of $81 million in 2020 reflects $389 million arising in the US which is offset by a charge of $308 million in Asia as set out in note C4.2. The credit of $389 million in the US includes $1,576 million (2019: $1,248 million) recorded in short-term fluctuations in investment returns largely as a result of the losses arising from market effects on variable annuity guarantee liabilities and associated hedging. This is offset by a charge of $(764) million for the write-off of the DAC held for the in-force fixed and fixed index annuity liabilities reinsured to Athene and a charge of $(423) million (2019: $(297) million) for amortisation of acquisition costs recorded in adjusted operating profit.
(ii)
As part of the reinsurance transaction with Athene Life Re Ltd discussed in note D1.1, Jackson received $1,203 million of ceding commission (including post-closing adjustments) as a recovery for past acquisition expenses associated with the business ceded.
(iii)
Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(218) million (2019: $(227) million), of which $(145) million (2019: $(141) million) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $16 million (2019: $20 million). The 2020 amount also includes a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year as discussed in note D1.1. Administration costs and other expenditure includes $1 million (2019: $3 million) relating to the fee income on financial instruments that are not held at fair value through profit or loss.

B3
Tax charge

B3.1
Total tax charge by nature

The total tax (charge) credit in the income statement is as follows:

	2020 $m			2019 $m
	Current tax	Deferred tax	Total	Total
Attributable to shareholders:
Asia operations	(229)	(209)	(438)	(468)
US operations	59	408	467	345
Other operations	8	-	8	154
Tax (charge) credit attributable to shareholders' returns	(162)	199	37	31
Attributable to policyholders:
Asia operations	(152)	(119)	(271)	(365)
Total tax (charge) credit	(314)	80	(234)	(334)

The tax credit attributable to shareholders’ returns of $37 million is consistent with the tax credit arising in 2019 ($31 million), reflecting the tax credit on US derivative losses largely offsetting the tax charge on Asia profits.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $271 million above is equal to the profit before tax attributable to policyholders of $271 million. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

In 2020, a tax charge of $102 million (2019: charge of $709 million) has been taken through other comprehensive income. The tax charge principally relates to an increase in the market value on securities of US insurance operations classified as available-for-sale partially offset by a tax credit arising on the recycling of gains to the income statement arising on the transaction with Athene.

B3.2
Reconciliation of shareholder effective tax rate

In the reconciliation below, the expected tax rates reflect the corporation tax rates that are expected to apply to the taxable profit or loss of the relevant business. Where there are profits or losses of more than one jurisdiction, the expected tax rates reflect the corporation tax rates weighted by reference to the amount of profit or loss contributing to the aggregate business result.

	2020					2019
	Asia operations	US operations	Other operations	Total attributable to shareholders	Percentage impact on ETR	Total attributable to shareholders	Percentage impact on ETR
	$m	$m	$m	$m	%	$m	%
						note (vii)
Adjusted operating profit (loss)	3,667	2,796	(956)	5,507		5,310
Non-operating profit (loss)*	153	(3,510)	(2)	(3,359)		(3,388)
Profit (loss) before tax	3,820	(714)	(958)	2,148		1,922
Expected tax rate:	20%	21%	18%	21%
Tax at the expected rate	764	(150)	(172)	442	20.6%	393	20.4%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (i)	(102)	(45)	–	(147)	(6.8)%	(126)	(6.6)%
Deductions not allowable for tax purposes	32	11	–	43	2.0%	55	2.9%
Items related to taxation of life insurance businessesnote (ii)	(152)	(106)	–	(258)	(12.0)%	(317)	(16.5)%
Deferred tax adjustments	26	–	–	26	1.2%	(33)	(1.7)%
Unrecognised tax lossesnote (iii)	–	–	146	146	6.8%	46	2.4%
Effect of results of joint ventures and associatesnote (iv)	(123)	–	(6)	(129)	(6.0)%	(100)	(5.2)%
Irrecoverable withholding taxes	1	–	34	35	1.6%	59	3.1%
Other	(10)	(3)	(7)	(20)	(1.0)%	13	0.7%
Total	(328)	(143)	167	(304)	(14.2)%	(403)	(20.9)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior yearsnote (v)	21	(158)	4	(133)	(6.2)%	(67)	(3.5)%
Movements in provisions for open tax mattersnote (vi)	(20)	–	(13)	(33)	(1.5)%	(1)	(0.1)%
M&G demerger related activities	–	–	–	–	0.0%	76	4.0%
Impact of carry back of US losses under the CARES Act	–	(16)	–	(16)	(0.7)%	–	–
Impact of changes in local statutory tax rates	1	–	–	1	0.0%	–	–
Adjustments in relation to business disposals and corporate transactions	–	–	6	6	0.3%	(29)	(1.5)%
Total	2	(174)	(3)	(175)	(8.1)%	(21)	(1.1)%
Total actual tax charge (credit)	438	(467)	(8)	(37)	(1.7)%	(31)	(1.6)%
Analysed into:
Tax charge (credit) on adjusted operating profit (loss)	495	313	(8)	800		773
Tax credit on non-operating profit (loss)*	(57)	(780)	–	(837)		(804)
Actual tax rate on:
Adjusted operating profit (loss):
Including non-recurring tax reconciling items	13%	11%	1%	15%		15% note (vii)
Excluding non-recurring tax reconciling items	13%	16%	0%	17%		15%
Total profit (loss)	11%	65%	1%	(2)%		(2)%note (vii)
*
‘Non-operating profit (loss)’ is used to refer to items excluded from adjusted operating profit and includes short term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.

Notes
(i)
The $102 million in Asia operations primarily relates to non-taxable investment income in Taiwan, Singapore and Malaysia.
(ii)
The principal reason for the decrease in the Asia operations reconciling items from $192 million in 2019 to $152 million in 2020 is due to a decrease in investment gains in Indonesia and Philippines which are subject to a lower rate of taxation under local legislation. The $106 million (2019: $125 million) reconciling item in US operations reflects the impact of the dividend received deduction on the taxation of profits from variable annuity business.
(iii)
The $146 million (2019: $46 million) adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(iv)
Profit before tax includes Prudential’s share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(v)
The $158 million prior year adjustment in US operations comprises the truing up from the 2019 tax provision computed in the 2019 accounts to the submitted 2019 tax return and a number of one-off adjustments to prior year deferred tax balances.
(vi)
The complexity of the tax laws and regulations that relate to our businesses means that from time to time we may disagree with tax authorities on the technical interpretation of a particular area of tax law. This uncertainty means that in the normal course of business the Group will have matters where, upon ultimate resolution of the uncertainty, the amount of profit subject to tax may be greater than the amounts reflected in the Group’s submitted tax returns. The statement of financial position contains the following provisions in relation to open tax matters.

2020 $m
Balance at 1 Jan	198
Movements in the current year included in tax charge attributable to shareholders	(33)
Provisions utilised in the year	(34)
Other movements*	(18)
Balance at 31 Dec	113
*
Other movements include interest arising on open tax matters and amounts included in the Group’s share of profits from joint ventures and associates, net of related tax.

(vii)
The 2019 actual tax rates of the relevant business operations are shown below:

	2019
	Asia operations	US operations	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit (loss)	13%	14%	10%	15%
Tax rate on profit (loss) before tax	11%	48%	10%	(2)%

B4
Earnings per share

		2020
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		$m	$m	$m	$m	cents	cents
	Note	B1.1	B3
Based on adjusted operating profit		5,507	(800)	(148)	4,559	175.5¢	175.5¢
Short-term fluctuations in investment returns on shareholder-backed business		(4,841)	987	75	(3,779)	(145.5)¢	(145.5)¢
Amortisation of acquisition accounting adjustments		(39)	7	2	(30)	(1.1)¢	(1.1)¢
Gain (loss) attaching to corporate transactions		1,521	(157)	4	1,368	52.7¢	52.7¢
Based on profit for the year		2,148	37	(67)	2,118	81.6¢	81.6¢

		2019
		Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		$m	$m	$m	$m	cents	cents
	Note	B1.1	B3
Based on adjusted operating profit		5,310	(773)	(9)	4,528	175.0¢	175.0¢
Short-term fluctuations in investment returns on shareholder-backed business		(3,203)	772	–	(2,431)	(94.0)¢	(94.0)¢
Amortisation of acquisition accounting adjustments		(43)	8	–	(35)	(1.3)¢	(1.3)¢
Loss attaching to corporate transactions		(142)	24	–	(118)	(4.6)¢	(4.6)¢
Based on profit for the year from continuing operations		1,922	31	(9)	1,944	75.1¢	75.1¢
Based on loss for the year from discontinued operations					(1,161)	(44.8)¢	(44.8)¢
Based on profit for the year					783	30.3¢	30.3¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts and consolidated investment funds, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group’s only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share in 2020 is set out as below:

Number of shares (in millions)	2020	2019
Weighted average number of shares for calculation of basic earnings per share	2,597	2,587
Shares under option at end of year	2	4
Shares that would have been issued at fair value on assumed option price at end of year	(2)	(4)
Weighted average number of shares for calculation of diluted earnings per share	2,597	2,587

B5
Dividends

	2020		2019
	Cents per share	$m	Cents per share	$m
Dividends relating to reporting year:
First interim ordinary dividend	5.37¢	140	20.29¢	528
Second interim ordinary dividend	10.73¢	280	25.97¢	675
Total	16.10¢	420	46.26¢	1,203
Dividends paid in reporting year:
Current year first interim ordinary dividend	5.37¢	140	20.29¢	526
Second interim ordinary dividend for prior year	25.97¢	674	42.89¢	1,108
Total	31.34¢	814	63.18¢	1,634

First and second interim dividends are recorded in the period in which they are paid. In addition to the dividends shown in the table above, on 21 October 2019, following approval by the Group’s shareholders, Prudential plc demerged its UK and Europe operations (M&G plc) via a dividend in specie of $7,379 million.

Dividend per share
The 2020 first interim ordinary dividend of 5.37 cents per ordinary share was paid to eligible shareholders on 28 September 2020.

The second interim ordinary dividend for the year ended 31 December 2020 of 10.73 cents per ordinary share will be paid on 14 May 2021 to shareholders included on the UK and HK registers respectively on 26 March 2021 (Record Date) and to the Holders of US American Depositary Receipts as at 26 March 2021. The second interim ordinary dividend will be paid on or about 21 May 2021 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) on the Record Date.

Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 23 April 2021. The corresponding amount per share in GBP and HKD is expected to be announced on or about 5 May 2021. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C
FINANCIAL POSITION

C1
Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

The Group has revised its disclosures relating to the investments, other assets and liabilities of the Group in these consolidated financial statements, including combining various disclosures into a single section and giving further analysis of the categories of debt securities. The 2019 comparative information, in particular that relating to investments, has been re-presented from previously published information to conform to the current year format and the altered approach to credit ratings analysis described below.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

From half year 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2020 were $780 million (31 December 2019: $648 million). Previously, Standard & Poor’s ratings were used where available and if not, Moody’s and then Fitch were used as alternatives. Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

	31 Dec 2020 $m
	Asia insurance
	With -profits business	Unit-linked assets and liabilities	Other business	Asia Asset manage- ment	Elimina- tions	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)
Debt securitiesnote (iii), note C1.1
Sovereign debt
Indonesia	385	658	564	12	–	1,619	–	–	–	1,619
Singapore	3,939	551	979	117	–	5,586	–	–	–	5,586
Thailand	–	–	1,999	11	–	2,010	–	–	–	2,010
United Kingdom	–	7	–	–	–	7	–	–	–	7
United States	24,396	21	2,551	–	–	26,968	5,126	–	–	32,094
Vietnam	–	11	2,881	–	–	2,892	–	–	–	2,892
Other (predominantly Asia)	1,322	700	3,508	19	–	5,549	30	173	–	5,752
Subtotal	30,042	1,948	12,482	159	–	44,631	5,156	173	–	49,960
Other government bonds
AAA	1,420	96	405	–	–	1,921	377	–	–	2,298
AA+ to AA-	129	2	28	–	–	159	522	–	–	681
A+ to A-	811	131	339	–	–	1,281	188	–	–	1,469
BBB+ to BBB-	452	16	196	–	–	664	3	–	–	667
Below BBB- and unrated	631	9	450	–	–	1,090	–	1	–	1,091
Subtotal	3,443	254	1,418	–	–	5,115	1,090	1	–	6,206
Corporate bonds
AAA	1,228	221	540	–	–	1,989	265	–	–	2,254
AA+ to AA-	1,943	476	1,871	–	–	4,290	869	–	–	5,159
A+ to A-	7,289	695	5,194	1	–	13,179	10,759	–	–	23,938
BBB+ to BBB-	9,005	1,299	4,785	–	–	15,089	12,686	–	–	27,775
Below BBB- and unrated	2,814	849	1,477	2	–	5,142	1,975	6	–	7,123
Subtotal	22,279	3,540	13,867	3	–	39,689	26,554	6	–	66,249
Asset-backed securities
AAA	74	9	24	–	–	107	2,110	–	–	2,217
AA+ to AA-	2	1	–	–	–	3	171	–	–	174
A+ to A-	15	–	16	–	–	31	741	–	–	772
BBB+ to BBB-	12	–	9	–	–	21	163	–	–	184
Below BBB- and unrated	9	2	8	–	–	19	48	–	–	67
Subtotal	112	12	57	–	–	181	3,233	–	–	3,414
Total debt securities	55,876	5,754	27,824	162	–	89,616	36,033	180	–	125,829
Loans
Mortgage loansnote C1.2	–	–	158	–	–	158	7,833	–	–	7,991
Policy loans	1,231	–	341	–	–	1,572	4,507	10	–	6,089
Other loans	492	–	16	–	–	508	–	–	–	508
Total loans	1,723	–	515	–	–	2,238	12,340	10	–	14,588
Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,321	71	–	32,124	253	4	–	32,381
Collective investment schemes	18,125	7,392	1,633	10	–	27,160	25	7	–	27,192
US separate account assetsnote (ii)	–	–	–	–	–	–	219,062	–	–	219,062
Total equity securities and holdings in collective investment schemes	33,793	20,456	4,954	81	–	59,284	219,340	11	–	278,635
Other financial investmentsnote (iv)	1,566	405	2,139	97	–	4,207	4,094	47	–	8,348
Total financial investments	92,958	26,615	35,432	340	–	155,345	271,807	248	–	427,400
Investment properties	–	–	6	–	–	6	7	10	–	23
Investments in joint ventures and associates accounted for using the equity method	–	–	1,689	273	–	1,962	–	–	–	1,962
Cash and cash equivalents	1,049	587	1,317	156	–	3,109	1,621	3,288	–	8,018
Reinsurers' share of insurance contract liabilitiesnote (v)	257	–	11,102	–	–	11,359	35,232	4	–	46,595
Other assets	1,538	252	9,254	839	(62)	11,821	19,813	3,788	(3,323)	32,099
Total assets	95,802	27,454	58,800	1,608	(62)	183,602	328,480	7,338	(3,323)	516,097

Shareholders' equity	–	–	12,785	1,102	–	13,887	8,511	(1,520)	–	20,878
Non-controlling interests	–	–	2	144	–	146	1,063	32	–	1,241
Total equity	–	–	12,787	1,246	–	14,033	9,574	(1,488)	–	22,119

Contract liabilities and unallocated surplus of with-profits fundsnote (ii)	86,410	25,433	37,845	–	–	149,688	296,513	262	–	446,463
Core structural borrowings	–	–	–	–	–	–	250	6,383	–	6,633
Operational borrowings	194	–	99	23	–	316	1,498	630	–	2,444
Other liabilities	9,198	2,021	8,069	339	(62)	19,565	20,645	1,551	(3,323)	38,438
Total liabilities	95,802	27,454	46,013	362	(62)	169,569	318,906	8,826	(3,323)	493,978
Total equity and liabilities	95,802	27,454	58,800	1,608	(62)	183,602	328,480	7,338	(3,323)	516,097

	31 Dec 2019 $m
	Asia insurance
	With -profits business	Unit-linked assets and liabilities	Other business	Asia Asset manage- ment	Elimina- tions	Total Asia	US	Unallocated to a segment	Elimination of intra-group debtors and creditors	Group total
	note (i)						note (ii)
Debt securitiesnote (iii), note C1.1
Sovereign debt
Indonesia	222	610	488	–	–	1,320	–	–	–	1,320
Singapore	3,514	554	708	94	–	4,870	–	–	–	4,870
Thailand	–	–	1,398	19	–	1,417	–	–	–	1,417
United Kingdom	–	7	–	–	–	7	–	615	–	622
United States	20,479	113	2,827	–	–	23,419	6,160	597	–	30,176
Vietnam	1	15	2,900	–	–	2,916	–	–	–	2,916
Other (predominantly Asia)	1,745	665	2,809	13	–	5,232	9	116	–	5,357
Subtotal	25,961	1,964	11,130	126	–	39,181	6,169	1,328	–	46,678
Other government bonds
AAA	1,752	81	538	–	–	2,371	977	–	–	3,348
AA+ to AA-	135	8	78	–	–	221	495	–	–	716
A+ to A-	890	159	389	–	–	1,438	245	–	–	1,683
BBB+ to BBB-	356	88	201	–	–	645	4	–	–	649
Below BBB- and unrated	31	9	381	–	–	421	–	2	–	423
Subtotal	3,164	345	1,587	–	–	5,096	1,721	2	–	6,819
Corporate bonds
AAA	732	384	516	–	–	1,632	341	–	–	1,973
AA+ to AA-	1,574	441	1,908	–	–	3,923	1,566	–	–	5,489
A+ to A-	5,428	542	5,063	–	–	11,033	17,784	–	–	28,817
BBB+ to BBB-	5,443	883	3,497	–	–	9,823	22,775	–	–	32,598
Below BBB- and unrated	2,111	569	781	3	–	3,464	2,157	2	–	5,623
Subtotal	15,288	2,819	11,765	3	–	29,875	44,623	2	–	74,500
Asset-backed securities
AAA	236	19	104	–	–	359	3,658	–	–	4,017
AA+ to AA-	132	6	46	–	–	184	780	–	–	964
A+ to A-	1	–	14	–	–	15	1,006	–	–	1,021
BBB+ to BBB-	–	–	–	–	–	–	359	–	–	359
Below BBB- and unrated	–	–	–	–	–	–	212	–	–	212
Subtotal	369	25	164	–	–	558	6,015	–	–	6,573
Total debt securities	44,782	5,153	24,646	129	–	74,710	58,528	1,332	–	134,570
Loans
Mortgage loansnote C1.2	–	–	165	–	–	165	9,904	–	–	10,069
Policy loans	1,089	–	316	–	–	1,405	4,707	9	–	6,121
Other loans	374	–	19	–	–	393	–	–	–	393
Total loans	1,463	–	500	–	–	1,963	14,611	9	–	16,583
Equity securities and holdings in collective investment schemes
Direct equities	14,143	12,440	1,793	59	–	28,435	150	4	–	28,589
Collective investment schemes	15,230	6,652	1,680	14	–	23,576	40	6	–	23,622
US separate account assetsnote (ii)	–	–	–	–	–	–	195,070	–	–	195,070
Total equity securities and holdings in collective investment schemes	29,373	19,092	3,473	73	–	52,011	195,260	10	–	247,281
Other financial investmentsnote (iv)	963	383	1,363	106	–	2,815	2,791	56	–	5,662
Total financial investments	76,581	24,628	29,982	308	–	131,499	271,190	1,407	–	404,096
Investment properties	–	–	7	–	–	7	7	11	–	25
Investments in joint ventures and associates accounted for using the equity method	–	–	1,263	237	–	1,500	–	–	–	1,500
Cash and cash equivalents	963	356	1,015	156	–	2,490	1,960	2,515	–	6,965
Reinsurers' share of insurance contract liabilitiesnote (v)	152	–	5,306	–	–	5,458	8,394	4	–	13,856
Other assets	1,277	237	6,983	826	(35)	9,288	17,696	3,440	(2,652)	27,772
Total assets	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214

Shareholders' equity	–	–	9,801	1,065	–	10,866	8,929	(318)	–	19,477
Non-controlling interests	–	–	2	153	–	155	–	37	–	192
Total equity	–	–	9,803	1,218	–	11,021	8,929	(281)	–	19,669

Contract liabilities and unallocated surplus of with-profits fundsnote (ii)	70,308	23,571	26,814	–	–	120,693	269,549	186	–	390,428
Core structural borrowings	–	–	–	–	–	–	250	5,344	–	5,594
Operational borrowings	303	21	122	27	–	473	1,501	671	–	2,645
Other liabilities	8,362	1,629	7,817	282	(35)	18,055	19,018	1,457	(2,652)	35,878
Total liabilities	78,973	25,221	34,753	309	(35)	139,221	290,318	7,658	(2,652)	434,545
Total equity and liabilities	78,973	25,221	44,556	1,527	(35)	150,242	299,247	7,377	(2,652)	454,214
Notes
(i)
The with-profits business of Asia comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. ‘Other business’ includes assets and liabilities of other participating businesses and other non-linked shareholder-backed business.
(ii)
Further analysis of the shareholders’ equity by business type of the US operations is provided below:

	31 Dec 2020 $m			31 Dec 2019 $m
	Insurance	Asset management	Total	Total
Shareholders' equity	8,506	5	8,511	8,929

The US separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in contract liabilities at an amount equal to the separate account assets.
(iii)
The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor’s, Moody’s and Fitch Solutions and their respective affiliates and suppliers (‘Content Providers’) is referred to here as the ‘Content’. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.
(iv)
Other financial investments comprise derivative assets, other investments and deposits.
(v)
Reinsurers’ share of contract liabilities includes the reinsurance ceded in respect of the acquired REALIC business by the Group’s US insurance operations and at 31 December 2020 also includes amounts ceded in respect of the reinsurance of substantially all of Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.

C1.1
Additional analysis of debt securities

This note provides additional analysis of the Group’s debt securities. With the exception of certain debt securities classified as ‘available-for-sale’ under IAS 39, which primarily relate to US insurance operations as disclosed below, the Group’s debt securities are carried at fair value through profit or loss.

(a)
Holdings by consolidated investment funds of the Group
Of the $125,829 million of Group’s debt securities at 31 December 2020 (31 December 2019: $134,570 million), the following amounts were held by consolidated investment funds:

	31 Dec 2020 $m			31 Dec 2019 $m
	Asia	US	Total	Total
Debt securities held by consolidated investment funds	15,928	1,145	17,073	22,113

(b)
Additional analysis of US debt securities
Debt securities for US operations included in the statement of financial position comprise:

	31 Dec 2020 $m	31 Dec 2019 $m
Available-for-sale	34,650	57,091
Fair value through profit and loss	1,383	1,437
Total US debt securities	36,033	58,528

The corporate bonds held by the US insurance operations comprise:

	31 Dec 2020 $m	31 Dec 2019 $m
Publicly traded and SEC Rule 144A securities*	17,870	34,781
Non-SEC Rule 144A securities	8,684	9,842
Total US corporate bonds	26,554	44,623
*
A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

(c)
Movements in unrealised gains and losses on Jackson available-for-sale debt securities
The movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of $3,496 million at 31 December 2019 to a net unrealised gain of $3,396 million at 31 December 2020 is analysed in the table below.

		Changes in unrealised appreciation (depreciation) reflected in other comprehensive income
	31 Dec 2020 $m	Gains recycled to income statement on transfer of debt securities to Athene	Unrealised gains (losses) arising in the year	31 Dec 2019 $m
		note D1.1
Assets fair valued at below book value
Book value	5,111			3,121
Unrealised loss	(144)		(117)	(27)
Fair value (as included in statement of financial position)	4,967			3,094
Assets fair valued at or above book value
Book value	26,143			50,474
Unrealised gain	3,540	(2,817)	2,834	3,523
Fair value (as included in statement of financial position)	29,683			53,997
Total
Book value	31,254			53,595
Net unrealised gain (loss)	3,396	(2,817)	2,717	3,496
Fair value (as included in the statement of financial position)	34,650			57,091

Book value represents cost or amortised cost of the debt securities. Jackson available-for-sale debt securities fair valued at below book value (in an unrealised loss position) is analysed further below.

(i)
Fair value as a percentage of book value
The following table shows the fair value of the Jackson available-for-sale debt securities in a gross unrealised loss position for various percentages of book value:

	31 Dec 2020 $m		31 Dec 2019 $m
	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	4,902	(128)	3,083	(25)
Between 80% and 90%	13	(2)	11	(2)
Below 80%	52	(14)	–	–
Total	4,967	(144)	3,094	(27)

(ii)
Unrealised losses by maturity of security

	31 Dec 2020 $m	31 Dec 2019 $m
1 year to 5 years	(12)	(1)
5 years to 10 years	(15)	(12)
More than 10 years	(115)	(7)
Mortgage-backed and other debt securities	(2)	(7)
Total	(144)	(27)

(iii)
Age analysis of unrealised losses for the years indicated
The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	31 Dec 2020 $m			31 Dec 2019 $m
Age analysis	Non- investment grade	Investment grade*	Total	Non- investment grade	Investment grade*	Total
Less than 6 months	(15)	(118)	(133)	(1)	(20)	(21)
6 months to 1 year	(4)	(7)	(11)	(1)	(1)	(2)
1 year to 2 years	–	–	–	–	(1)	(1)
2 years to 3 years	–	–	–	–	(1)	(1)
More than 3 years	–	–	–	–	(2)	(2)
Total	(19)	(125)	(144)	(2)	(25)	(27)
*
For Standard & Poor’s, Moody’s and Fitch rated debt securities, those with ratings range from AAA to BBB- are designated as investment grade. For NAIC rated debt securities, those with ratings 1 or 2 are designated as investment grade.

Further, the following table shows the age analysis of the securities at 31 December 2020 whose fair values were below 80 per cent of the book value by reference to the length of time the securities have been in an unrealised loss position (31 December 2019: nil):

	31 Dec 2020 $m
Age analysis	Fair value	Unrealised loss
Less than 3 months	–	–
3 months to 6 months	51	(14)
More than 6 months	1	–
Total below 80%	52	(14)

(d)
Asset-backed securities
The Group’s holdings in asset-backed securities (ABS) comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities.

The US operations’ exposure to asset-backed securities comprises:

	31 Dec 2020 $m	31 Dec 2019 $m
RMBS
Sub-prime (31 Dec 2020: 1% AAA)	29	93
Alt-A (31 Dec 2020: 30% AAA, 41% A)	12	116
Prime including agency (31 Dec 2020: 90% AAA, 1% AA, 5% A)	224	862
CMBS (31 Dec 2020: 87% AAA, 5% AA, 4% A)	1,588	3,080
CDO funds (31 Dec 2020: 78% AAA, 8% AA, 14% A), $nil exposure to sub-prime	524	696
Other ABS (31 Dec 2020: 14% AAA, 6% AA, 68% A), $27 million exposure to sub-prime	856	1,168
Total US asset-backed securities	3,233	6,015

(e)
Group bank debt exposure
The Group exposures held by the shareholder-backed business and with-profits funds in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

Exposure to bank debt securities

	31 Dec 2020 $m					31 Dec 2019 $m
	Senior debt	Subordinated debt			Group total	Group total
Shareholder-backed business	Total	Tier 1	Tier 2	Total
Asia	902	175	242	417	1,319	993
Eurozone	223	4	12	16	239	337
United Kingdom	360	6	79	85	445	723
United States	1,464	7	81	88	1,552	3,134
Other	189	2	41	43	232	647
Total	3,138	194	455	649	3,787	5,834

With-profits funds
Asia	402	557	437	994	1,396	1,130
Eurozone	41	21	10	31	72	131
United Kingdom	198	11	106	117	315	155
United States	1,028	14	82	96	1,124	34
Other	186	8	204	212	398	284
Total	1,855	611	839	1,450	3,305	1,734

C1.2
Additional analysis of US mortgage loans

In the US, mortgage loans of $7,833 million at 31 December 2020 (31 December 2019: $9,904 million) are all commercial mortgage loans that are secured by the following property types: industrial, multi-family residential, suburban office, retail or hotel. The average loan size is $18.5 million (31 December 2019: $19.3 million). The portfolio has a current estimated average loan to value of 54 per cent (31 December 2019: 54 per cent).

At 31 December 2020, Jackson had mortgage loans with a carrying value of $493 million (31 December 2019: nil) where the contractual terms of the agreements had been restructured to grant forbearance for a period of six to fourteen months. Under IAS 39, restructured loans are reviewed for impairment with an impairment recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan. No impairment is recorded for these loans in 2020 as the expected cash flows and interest rate did not materially change under the restructured terms.

C2
Fair value measurement

C2.1
Determination of fair value

The fair values of the financial instruments for which fair valuation is required under IFRS Standards are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm’s-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the Parent Company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group’s level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in this note with the objective of arriving at a fair value measurement that reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm’s-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2
Fair value measurement hierarchy of Group assets and liabilities

(i)
Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 ‘Fair Value Measurement’ defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

All assets and liabilities held at fair value are classified as fair value through profit or loss, except for $34,650 million (31 December 2019: $58,302 million) of debt securities classified as available-for-sale, principally in the US operations. All assets and liabilities held at fair value are measured on a recurring basis. As of 31 December 2020, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Financial instruments at fair value

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	–	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	–	(482)
Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features held at fair value	–	(792)	–	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	–	–	(3,589)	(3,589)
Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total (%)	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	78,203	11,481	395	90,079
Unit-linked and variable annuity separate account	244,206	1,075	–	245,281
Non-linked shareholder-backed business	26,277	45,146	5,542	76,965
Total financial investments, net of derivative liabilities at fair value	348,686	57,702	5,937	412,325
Other financial liabilities at fair value	(5,464)	(809)	(4,083)	(10,356)
Group total financial instruments at fair value	343,222	56,893	1,854	401,969

	31 Dec 2019 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (i)	note (ii)
Loans	–	–	3,587	3,587
Equity securities and holdings in collective investment schemes	243,285	3,720	276	247,281
Debt securities	67,927	66,637	6	134,570
Other investments (including derivative assets)	70	1,676	1,301	3,047
Derivative liabilities	(185)	(207)	–	(392)
Total financial investments, net of derivative liabilities	311,097	71,826	5,170	388,093
Investment contract liabilities without discretionary participation features held at fair value	–	(1,011)	–	(1,011)
Net asset value attributable to unit holders of consolidated investment funds	(5,973)	(23)	(2)	(5,998)
Other financial liabilities held at fair value	–	–	(3,760)	(3,760)
Total financial instruments at fair value	305,124	70,792	1,408	377,324
Percentage of total (%)	81%	19%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value:
With-profits	66,061	7,762	260	74,083
Unit-linked and variable annuity separate account	217,838	1,486	–	219,324
Non-linked shareholder-backed business	27,198	62,578	4,910	94,686
Total financial investments, net of derivative liabilities at fair value	311,097	71,826	5,170	388,093
Other financial liabilities at fair value	(5,973)	(1,034)	(3,762)	(10,769)
Group total financial instruments at fair value	305,124	70,792	1,408	377,324

Notes
(i)
Of the total level 2 debt securities of $49,769 million at 31 December 2020 (31 December 2019: $66,637 million), $7,676 million (31 December 2019: $8,915 million) are valued internally. The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.
(ii)
At 31 December 2020, the Group held $1,854 million (31 December 2019: $1,408 million) of net financial instruments at fair value within level 3. This represents less than 1 per cent (2019: less than 1 per cent) of the total fair valued financial assets net of financial liabilities.

Included within these net assets and liabilities are policy loans of $3,455 million (31 December 2019: $3,587 million) measured as the loan outstanding balance, plus accrued investment income, attached to acquired REALIC business and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of $3,609 million (31 December 2019: $3,760 million) is also classified within level 3. The fair value of the liabilities is equal to the fair value of the underlying assets held as collateral, which primarily consist of policy loans and debt securities. The assets and liabilities offset and therefore their movements have no impact on shareholders’ profit and equity.

Excluding the loans and funds withheld liability under Jackson’s REALIC reinsurance arrangements as described above, which amounted to a net liability of $(154) million (31 December 2019: $(173) million), the level 3 fair valued financial assets net of financial liabilities were a net asset of $2,008 million (31 December 2019: $1,581 million). Of this amount, equity securities of $3 million (31 December 2019: nil) are internally valued, representing less than 0.2 per cent of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations. The $2,008 million referred to above includes the following items:

–
Private equity investments in both equity securities and limited partnerships within other financial investments of $1,970 million (31 December 2019: $1,301 million) consisting of investments held by Jackson which are primarily externally valued in accordance with International Private Equity and Venture Capital Association guidelines using the proportion of the company’s investment in each fund as shown in external valuation reports;
–
Equity securities and holdings in collective investment schemes of $445 million (31 December 2019: $276 million) consisting primarily of property and infrastructure funds held by the Asia participating funds, which are externally valued using the net asset value of the invested entities;
–
Liabilities of $(494) million (31 December 2019: $(2) million) for the net asset value attributable to external unit holders in respect of consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets; and
–
Other sundry individual financial instruments of a net asset of $87 million (31 December 2019: net asset of $4 million).

Of the net assets of $2,008 million (31 December 2019: $1,581 million) referred to above:

–
A net asset of $395 million (31 December 2019: $258 million) is held by the Group’s Asia participating funds and therefore shareholders’ profit and equity are not impacted by movements in the valuation of these financial instruments; and
–
A net asset of $1,613 million (31 December 2019: $1,323 million) is held to support non-linked shareholder-backed business, all of which are externally valued and are therefore inherently less subjective than internal valuations. These instruments consist primarily of private equity investments held by Jackson as described above. If the value of all these level 3 financial instruments decreased by 20 per cent, the change in valuation would be $(319) million (31 December 2019: $(264) million), which would reduce shareholders’ equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

C3
Policyholder liabilities and unallocated surplus

C3.1
Group overview

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

	Asia	US	Discontinued UK and Europe operations	Total
	$m	$m	$m	$m
	note C3.2	note C3.3
Balance at 1 Jan 2019note (a)	105,408	236,380	210,002	551,790
Comprising:note (b)
– Policyholder liabilities on the consolidated statement of financial position
(excludes $50 million classified as unallocated to a segment)	91,836	236,380	193,020	521,236
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	–	16,982	20,180
– Group's share of policyholder liabilities of joint ventures and associatesnote (c)	10,374	–	–	10,374
Removal of discontinued UK and Europe operations	–	–	(210,002)	(210,002)
Net flows:note (d)
Premiums	20,094	20,976	–	41,070
Surrenders	(4,156)	(17,342)	–	(21,498)
Maturities/deaths/other claim events	(2,800)	(3,387)	–	(6,187)
Net flows	13,138	247	–	13,385
Shareholders' transfers post-tax	(99)	–	–	(99)
Investment-related items and other movements	12,824	32,922	–	45,746
Foreign exchange translation differences	1,299	–	–	1,299
Balance at 31 Dec 2019/1 Jan 2020	132,570	269,549	–	402,119
Comprising:
– Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	115,943	269,549	–	385,492
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	–	–	4,750
– Group's share of policyholder liabilities of joint ventures and associatesnote (c)	11,877	–	–	11,877
Net flows:note (d)
Premiums	20,760	18,671	–	39,431
Surrenders	(4,730)	(15,832)	–	(20,562)
Maturities/deaths/other claim events	(2,565)	(3,708)	–	(6,273)
Net flows	13,465	(869)	–	12,596
Shareholders' transfers post-tax	(116)	–	–	(116)
Investment-related items and other movements	17,269	27,833	–	45,102
Foreign exchange translation differences	2,105	–	–	2,105
Balance at 31 Dec 2020	165,293	296,513	–	461,806
Comprising:
– Policyholder liabilities on the consolidated statement of financial position
(excludes $262 million classified as unallocated to a segment)	144,471	296,513	–	440,984
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,217	–	–	5,217
– Group's share of policyholder liabilities of joint ventures and associatesnote (c)	15,605	–	–	15,605
Average policyholder liability balancesnote (e)
2020	143,948	283,031	–	426,979
2019	115,015	252,965	–	367,980

Notes
(a)
The 1 January 2019 policyholder liabilities of the Asia insurance operations were after deducting the intra-group reinsurance liabilities ceded by the discontinued UK and Europe operations (M&G plc) to the Hong Kong with-profits business, which were recaptured in October 2019 upon demerger.
(b)
The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year but exclude liabilities that have not been allocated to a reporting segment. The items above are shown gross of external reinsurance.
(c)
Including net flows of the Group’s insurance joint ventures and associates. The Group’s investment in joint ventures and associates are accounted for on an equity method basis in the Group’s statement of financial position. The Group’s share of the policyholder liabilities as shown above relates to life businesses of the China JV, India and the Takaful business in Malaysia.
(d)
The analysis includes the impact of movements in premiums, claims and investment-related items on policyholders’ liabilities. The amount does not represent actual premiums, claims and investment movements in the year recognised in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the release of technical provision for policyholder liabilities rather than the actual claims amount paid to the policyholder.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)
Analysis of movements in policyholder liabilities for shareholder-backed business

	Asia	US	Discontinued UK and Europe operations	Total
	$m	$m	$m	$m
Balance at 1 Jan 2019	51,705	236,380	51,911	339,996
Removal of discontinued UK and Europe operations	–	–	(51,911)	(51,911)
Net flows:
Premiums	10,372	20,976	–	31,348
Surrenders	(3,610)	(17,342)	–	(20,952)
Maturities/deaths/other claim events	(1,168)	(3,387)	–	(4,555)
Net flowsnote	5,594	247	–	5,841
Investment-related items and other movements	4,186	32,922	–	37,108
Foreign exchange translation differences	777	–	–	777
Balance at 31 Dec 2019/1 Jan 2020	62,262	269,549	–	331,811
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $186 million classified as unallocated to a segment)	50,385	269,549	–	319,934
- Group's share of policyholder liabilities relating to joint ventures and associates	11,877	–	–	11,877
Net flows:
Premiums	11,028	18,671	–	29,699
Surrenders	(3,933)	(15,832)	–	(19,765)
Maturities/deaths/other claim events	(970)	(3,708)	–	(4,678)
Net flowsnote	6,125	(869)	–	5,256
Investment-related items and other movements	9,143	27,833	–	36,976
Foreign exchange translation differences	1,353	–	–	1,353
Balance at 31 Dec 2020	78,883	296,513	–	375,396
Comprising:
- Policyholder liabilities on the consolidated statement of financial position
(excludes $262 million classified as unallocated to a segment)	63,278	296,513	–	359,791
- Group's share of policyholder liabilities relating to joint ventures and associates	15,605	–	–	15,605

Note
Including net flows of the Group’s insurance joint ventures and associates.

(iii)
Movement in insurance contract liabilities and unallocated surplus of with-profits funds
Further analysis of the movement in the year of the Group’s gross contract liabilities, reinsurer’s share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Gross insurance contract liabilities	Reinsurer's share of insurance contract liabilities	Investment contract liabilities	Unallocated surplus of with-profits funds
	$m	$m	$m	$m
	note (e)	note (a),(e)	note (b)
Balance at 1 Jan 2019	(410,947)	14,193	(110,339)	(20,180)
Removal of discontinued UK and Europe operations	87,824	(2,169)	105,196	16,982
Income and expense included in the income statement for continuing operationsnote (c)	(55,579)	1,795	(311)	(1,415)
Other movementsnote (d)	–	–	(63)	(112)
Foreign exchange translation differences	(1,441)	37	(18)	(25)
Balance at 31 Dec 2019/1 Jan 2020	(380,143)	13,856	(5,535)	(4,750)
Income and expense included in the income statementnote (c)	(55,034)	32,723	349	(438)
Other movementsnote (d)	-	-	765	-
Foreign exchange translation differences	(1,610)	16	(38)	(29)
Balance at 31 Dec 2020	(436,787)	46,595	(4,459)	(5,217)

Notes
(a)
Includes reinsurers’ share of claims outstanding of $1,527 million (31 December 2019: $1,094 million). The increase in reinsurers’ share of insurance contract liabilities in 2020 includes $27.3 billion in respect of the reinsurance of substantially all of Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd.
(b)
This comprises investment contracts with discretionary participation features of $479 million at 31 December 2020 (31 December 2019: $633 million) and investment contracts without discretionary participation features of $3,980 million at 31 December 2020 (31 December 2019: $4,902 million).
(c)
The total charge for benefits and claims in 2020 shown in the income statement comprises the amounts shown as ‘Income and expense included in the income statement’ in the table above of $(22,400) million (2019: $(55,510) million) together with claims paid of $(27,491) million (2019: $(29,585) million), net of amounts attributable to reinsurers of $1,686 million (2019: $1,190 million).
(d)
Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the balance sheet in accordance with IAS 39. In 2019, the changes in the unallocated surplus of with-profits funds also resulted from the recapture of the intra-group reinsurance agreement between the discontinued UK and Europe operations and Asia insurance operations prior to the demerger, which was eliminated in the income statement.

(e)
The movement in the gross contract liabilities and the reinsurer’s share of insurance contract liabilities during 2020 includes the impact of a change to the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Hong Kong. The effect of the change to the VIR was such that the implicit duration of liabilities is reduced and closer to best estimate expectations. The change reduced policyholder liabilities (net of reinsurance) of the Hong Kong’s shareholder-backed business at 31 December 2020 by $907 million. The resulting benefit is included within short-term fluctuations in investment returns.

C3.2
Asia insurance operations

(i)
Analysis of movements in policyholder liabilities and unallocated surplus of with-profits funds

		Shareholder-backed business
	With-profits business	Unit-linked liabilities	Other business	Total
	$m	$m	$m	$m
Balance at 1 Jan 2019	53,703	25,704	26,001	105,408
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	50,505	20,846	20,485	91,836
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	3,198	–	–	3,198
– Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	–	4,858	5,516	10,374
Premiums
New business	1,611	1,837	2,419	5,867
In-force	8,111	2,361	3,755	14,227
	9,722	4,198	6,174	20,094
Surrendersnote (b)	(546)	(2,929)	(681)	(4,156)
Maturities/deaths/other claim events	(1,632)	(149)	(1,019)	(2,800)
Net flows	7,544	1,120	4,474	13,138
Shareholders' transfers post-tax	(99)	–	–	(99)
Investment-related items and other movements	8,638	1,663	2,523	12,824
Foreign exchange translation differencesnote (d)	522	363	414	1,299
Balance at 31 Dec 2019/1 Jan 2020	70,308	28,850	33,412	132,570
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	65,558	23,571	26,814	115,943
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	4,750	–	–	4,750
– Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	–	5,279	6,598	11,877
Premiums
New business	1,338	1,851	2,063	5,252
In-force	8,393	2,358	4,757	15,508
	9,731	4,209	6,820	20,760
Surrendersnote (b)	(797)	(2,982)	(951)	(4,730)
Maturities/deaths/other claim events	(1,595)	(196)	(774)	(2,565)
Net flows	7,339	1,031	5,095	13,465
Shareholders' transfers post-tax	(116)	–	–	(116)
Investment-related items and other movementsnote (c)	8,127	2,107	7,035	17,269
Foreign exchange translation differencesnote (d)	752	518	835	2,105
Balance at 31 Dec 2020	86,410	32,506	46,377	165,293
Comprising:
– Policyholder liabilities on the consolidated statement of financial position	81,193	25,433	37,845	144,471
– Unallocated surplus of with-profits funds on the consolidated statement of financial position	5,217	–	–	5,217
– Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	–	7,073	8,532	15,605
Average policyholder liability balancesnote (e)
2020	73,375	30,678	39,895	143,948
2019	58,032	27,277	29,706	115,015

Notes
(a)
The Group’s investment in joint ventures and associates are accounted for on an equity method and the Group’s share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.
(b)
The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) is 6.3 per cent in 2020 (2019: 7.0 per cent).
(c)
Investment-related items and other movements in 2020 primarily represents equity market gains as well as fixed income asset gains and lower discount rates due to falling interest rates.
(d)
Movements in the year have been translated at the average exchange rates for the year ended 31 December 2020 and 2019. The closing balance has been translated at the closing spot rates as at 31 December 2020 and 2019. Differences upon retranslation are included in foreign exchange translation differences.
(e)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other relevant corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.

(ii)
Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities and the maturity profile of the cash flows on a discounted basis, taking account of expected future premiums and investment returns:

	31 Dec 2020 $m	31 Dec 2019 $m
Policyholder liabilities	144,471	115,943

Expected maturity:	31 Dec 2020%	31 Dec 2019%
0 to 5 years	20	18
5 to 10 years	19	18
10 to 15 years	15	15
15 to 20 years	12	13
20 to 25 years	10	11
Over 25 years	24	25

C3.3
US insurance operations

(i)
Analysis of movements in policyholder liabilities

	Variable annuity separate account liabilities	General account and other business	Total
	$m	$m	$m
Balance at 1 Jan 2019	163,301	73,079	236,380
Premiums	12,776	8,200	20,976
Surrenders	(12,767)	(4,575)	(17,342)
Maturities/deaths/other claim events	(1,564)	(1,823)	(3,387)
Net flowsnote (a)	(1,555)	1,802	247
Transfers from general to separate account	951	(951)	–
Investment-related items and other movementsnote (b)	32,373	549	32,922
Balance at 31 Dec 2019/1 Jan 2020	195,070	74,479	269,549
Premiums	14,990	3,681	18,671
Surrenders	(11,300)	(4,532)	(15,832)
Maturities/deaths/other claim events	(1,854)	(1,854)	(3,708)
Net flowsnote (a)	1,836	(2,705)	(869)
Transfers from separate to general account	(2,190)	2,190	–
Investment-related items and other movementsnote (b)	24,346	3,487	27,833
Balance at 31 Dec 2020	219,062	77,451	296,513
Average policyholder liability balancesnote (c)
2020	207,066	75,965	283,031
2019	179,186	73,779	252,965

Notes
(a)
Net outflows in 2020 were $(869) million (2019 inflows: $247 million) with surrenders and withdrawals from general account and other business exceeding new inflows on this business given lower volumes of institutional and fixed and fixed-index annuities sales in the year, partially offset by net inflows into the variable annuity separate accounts. This is discussed further in the Group Chief Financial Officer and Chief Operating Officer’s report.
(b)
Positive investment-related items and other movements in variable annuity separate account liabilities of $24,346 million for 2020 largely represent positive separate account return following the increase in the US equity market growth in the year and asset gains arising from declining bond yields.
(c)
Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year. Included within the policyholder liabilities for the general account and other business of $77,451 million at 31 December 2020 are $27.3 billion in respect of the reinsured Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd, as discussed in note D1.1.

(ii)
Duration of policyholder liabilities
The table below shows the carrying value of policyholder liabilities and maturity profile of the cash flows on a discounted basis at the balance sheet date:

	31 Dec 2020			31 Dec 2019
	Variable annuity separate account liabilities	General account and other business	Total	Variable annuity separate account liabilities	General account and other business	Total
	$m	$m	$m	$m	$m	$m
Policyholder liabilities	219,062	77,451	296,513	195,070	74,479	269,549

Expected maturity:	%	%	%	%	%	%
0 to 5 years	39	36	39	41	45	42
5 to 10 years	27	22	26	27	27	27
10 to 15 years	16	17	16	16	13	15
15 to 20 years	9	11	10	9	8	9
20 to 25 years	5	6	5	4	4	4
Over 25 years	4	8	4	3	3	3

C4
Intangible assets

C4.1
Goodwill

Goodwill shown on the consolidated statement of financial position represents amounts attributable to shareholders and are allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 31 December 2020 and 2019.

	2020 $m	2019 $m
Carrying value at 1 Jan	969	2,365
Removal of discontinued UK and Europe operations	–	(1,731)
Additions in the year	–	299
Exchange differences	(8)	36
Carrying value at 31 Dec	961	969

C4.2
Deferred acquisition costs and other intangible assets

	31 Dec 2020 $m	31 Dec 2019 $m
DAC and other intangible assets attributable to shareholders	20,275	17,409
Other intangible assets, including computer software, attributable to with-profits funds	70	67
Total of DAC and other intangible assets	20,345	17,476

The DAC and other intangible assets attributable to shareholders comprise:

	31 Dec 2020 $m	31 Dec 2019 $m
DAC related to insurance contracts as classified under IFRS 4	16,182	14,206
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	34	33
DAC related to insurance and investment contracts	16,216	14,239
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	34	38
Distribution rights and other intangibles	4,025	3,132
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	4,059	3,170
Total of DAC and other intangible assetsnote (a)	20,275	17,409

Notes
(a)
Total DAC and other intangible assets attributable to shareholders can be further analysed by business operations as follows:

	2020 $m				2019 $m
	DAC		PVIF and
	Asia	US*	other intangibles†	Total	Total
		note (b)
Balance at 1 Jan	1,999	12,240	3,170	17,409	15,008
Removal of discontinued UK and Europe operations	–	–	–	–	(143)
Additions‡	617	740	1,114	2,471	2,601
Amortisation to the income statement:note (c)
Adjusted operating profit	(308)	(423)	(220)	(951)	(792)
Non-operating profit (loss)**	–	812	(5)	807	1,243
	(308)	389	(225)	(144)	451
Disposals and transfers	–	–	(12)	(12)	(11)
Exchange differences and other movements	45	–	12	57	134
Amortisation of DAC related to net unrealised valuation movements on the US insurance operation's available-for-sale securities recognised within other comprehensive income	–	494	–	494	(631)
Balance at 31 Dec	2,353	13,863	4,059	20,275	17,409
*
Under the Group’s application of IFRS 4, US GAAP is used for measuring the insurance assets and liabilities of its US and certain Asia operations. Under US GAAP, most of the US insurance operation’s products are accounted for under Accounting Standard no. 97 of the Financial Accounting Standards Board (FAS 97) whereby DAC are amortised in line with the emergence of actual and expected gross profits which are determined using an assumption for long-term investment returns for the separate account of 7.15 per cent (2019: 7.4 per cent) gross of asset management fees and other charges to policyholders, but net of external fund management fees. The other assumptions impacting expected gross profits include mortality assumptions, lapses, assumed unit costs and future hedge costs. The amounts included in the income statement and other comprehensive income affect the pattern of profit emergence and thus the DAC amortisation attaching. DAC amortisation is allocated to the operating and short-term investment fluctuations in investment returns of the Group’s supplementary analysis of profit and other comprehensive income by reference to the underlying items. The gain of $389 million in 2020 in the US operations includes $(764) million for the write-off of the DAC in respect of the reinsured Jackson’s in-force fixed and fixed index annuity liabilities to Athene Life Re Ltd. The US DAC amortisation charge within adjusted operating profit of $(423) million increased from the 2019 corresponding amount of $(297) million largely as a result of changes to the longer-term economic assumptions underpinning the amortisation calculation following an expectation of lower interest rates in the future, partially offset by the benefits of increases in DAC amortisation deceleration in the year described in note (c) below.
**‘Non-operating profit (loss)’ is used to refer to items excluded from adjusted operating profit and includes short-term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.
†
PVIF and other intangibles comprise present value of acquired in-force (PVIF), distribution rights and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements in Asia. These agreements allow for bank distribution of Prudential’s insurance products for a fixed period of time. Software rights include additions of $54 million, amortisation of $(34) million, disposals of $(6) million, foreign exchange of $3 million and closing balance at 31 December 2020 of $102 million (31 December 2019: $85 million).
‡
On 19 March 2020, the Group signed a new bancassurance agreement with TMB Bank for a period of 15 years. This extended exclusive partnership agreement required the novation of TMB Bank’s current bancassurance distribution agreement with another insurance group. The agreement cost Thai Baht 24.5 billion, which were paid in two instalments with Thai Baht 12.0 billion paid in April 2020 and the remainder in January 2021. The amount included in additions in the table above is $788 million.

(b)
The DAC amount in respect of US arises in the insurance operations which comprises the following amounts:

	31 Dec 2020 $m	31 Dec 2019 $m
Variable annuity and other business	14,064	12,935
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)*	(201)	(695)
Total DAC for US operations	13,863	12,240
*
A net gain of $494 million (2019: a net loss of $(631) million) for shadow DAC amortisation is booked within other comprehensive income to reflect a reduction in shadow DAC of $535 million as a result of the reinsurance of substantially all of Jackson’s fixed and fixed index annuity business to Athene Life offset by the impact from the positive unrealised valuation movement for 2020 of $2,717 million (2019: positive unrealised valuation movement of $4,023 million). These adjustments reflect the movement from year to year, in the changes to the pattern of reported gross profits that would have happened if the assets reflected in the statement of financial position had been sold, crystallising the unrealised gains and losses, and the proceeds reinvested at the yields currently available in the market.

(c)
Sensitivity of US DAC amortisation charge
The amortisation charge to the income statement in respect of the US DAC asset is reflected in both adjusted operating profit and short-term fluctuations in investment returns. The amortisation charge to adjusted operating profit in a reporting period generally comprises:

–
A core amount that reflects a relatively stable proportion of underlying premiums or profit; and

–
An element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor features of the mean reversion technique (which is used for moderating the effect of short-term volatility in investment returns) are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect. It is currently estimated that DAC amortisation will accelerate (decelerate) by $17 million for every 1 per cent under (over) the mean reversion rate (set using the calculation described below to give an average over an 8-year period of 7.15 per cent (2019: 7.4 per cent)) the actual separate account growth rate differs by.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In 2020, the DAC amortisation charge for adjusted operating profit was determined after including a credit for decelerated amortisation of $330 million (2019: credit for deceleration: $280 million). DAC amortisation for variable annuities is sensitive to separate account performance. The deceleration arising in 2020 reflected a mechanical decrease in the projected separate account return for the next five years under the mean-reversion technique. Under this technique, the projected level of return for each of the next five years is adjusted so that in combination with the actual rates of return for the preceding three years (including the current year) the assumed long-term annual separate account return of 7.15 per cent is realised on average over the entire eight-year period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. At 31 December 2020, it would take approximate movements in separate account values of more than either negative 40 per cent or positive 19 per cent for mean reversion assumption to move outside the corridor.

Changes to the assumed long-term separate account return will also impact the calculation of the DAC balance and could increase or decrease the DAC amortisation charge in a given period. If the assumption for the long-term separate account investment returns (net of external fund management fees) was reduced by 0.5 per cent from 7.15 per cent to 6.65 per cent at 31 December 2020, the 2020 amortisation charge for adjusted operating profit would have increased by around $70 million with a corresponding reduction in the DAC balance at 31 December 2020. In addition, pre-tax short-term fluctuations in investment returns would reduce by circa $64 million following changes to the policyholder liabilities valued using longer-term equity assumptions under SOP03-1, resulting in a total impact on profit before tax of $134 million.

C5
Borrowings

C5.1
Core structural borrowings of shareholder-financed businesses

	31 Dec 2020 $m	31 Dec 2019 $m
Central operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	250	250
US$300m 6.5% Notesnote (i)	300	300
US$700m 5.25% Notes	700	700
US$1,000m 5.25% Notes	999	996
US$725m 4.375% Notes	723	721
US$750m 4.875% Notes	746	744
€20m Medium Term Notes 2023	24	22
£435m 6.125% Notes 2031	590	571
Senior debt:note (ii)
£300m 6.875% Notes 2023	406	392
£250m 5.875% Notes 2029	312	298
$1,000m 3.125% Notes 2030note (iii)	983	–
$350m Loan 2024note (iv)	350	350
Total central operations	6,383	5,344
Jackson US$250m 8.15% Surplus Notes 2027note (v)	250	250
Total core structural borrowings of shareholder-financed businesses	6,633	5,594

Notes
(i)
These borrowings can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(ii)
The senior debt ranks above subordinated debt in the event of liquidation.
(iii)
In April 2020, the Company issued $1,000 million 3.125 per cent senior debt maturing on 14 April 2030 with proceeds, net of costs of $983 million.
(iv)
In November 2020, the $350 million term loan was settled, and the Group entered into a replacement $350 million term loan facility at a cost of daily compounded Secured Overnight Financing Rate (SOFR) plus 59 basis points. The new term loan matures in 2024.
(v)
Jackson’s borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2
Operational borrowings

	31 Dec 2020 $m	31 Dec 2019 $m
Borrowings in respect of short-term fixed income securities programmes – commercial paper	501	520
Lease liabilities under IFRS 16	302	371
Non-recourse borrowings of consolidated investment fundsnote (a)	994	1,045
Bank loans and overdrafts	–	29
Other borrowingsnote (b)	453	377
Operational borrowings attributable to shareholder-financed businesses	2,250	2,342
Lease liabilities under IFRS 16	194	259
Other borrowings	–	44
Operational borrowings attributable to with-profits businesses	194	303
Total operational borrowings	2,444	2,645

Notes
(a)
In all instances, the holders of the debt instruments issued by consolidated investment funds do not have recourse beyond the assets of those funds.
(b)
Other borrowings attributable to shareholder-financed business mainly represent senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.

C6
Risk and sensitivity analysis

C6.1
Group overview

The Group’s risk framework and the management of risks, including those attached to the Group’s financial statements including financial assets, financial liabilities and insurance liabilities, together with the inter-relationship with the management of capital, have been included in the Group Chief Risk and Compliance Officer’s report on the risks facing our business and how these are managed.

The financial and insurance assets and liabilities on the Group’s statement of financial position are, to varying degrees, subject to market and insurance risk and other changes of experience assumptions that may have a material effect on IFRS basis profit or loss and shareholders’ equity. The market and insurance risks and also ESG-related risks, including how they affect Group’s operations and how these are managed are discussed in the Risk report referred to above. The ESG-related risks discussed in the Risk report include in particular the potential long-term impact of environmental risks associated with climate change (including physical and transition risks) on the Group’s investments.

The most significant items that the IFRS shareholders’ profit or loss and shareholders’ equity for the Group’s life assurance business are sensitive to, are shown in the following tables. The distinction between direct and indirect exposure is not intended to indicate the relative size of the sensitivity.

Type of business	Market and credit risk	Insurance and lapse risk
Asia insurance operations
All business		Mortality and/or morbidity risk Persistency risk
With-profits business	Net neutral direct exposure (indirect exposure to investment performance, which is subject to smoothing through declared bonuses)
Unit-linked business	Net neutral direct exposure (indirect exposure to investment performance, through asset management fees)
Non-participating business
Asset/liability mismatch risk which results in sensitivity to interest rates and credit spreads, particularly for operations where the insurance liability basis is sensitive to current market movements
Indirect exposure to investment performance through policyholder charges and guarantees in some cases

US insurance operations
All business
Asset/liability mismatch risk
Adjusted operating profit is sensitive to market conditions, both with respect to income earned on spread-based products and indirectly with respect to income earned on variable annuity asset management fees.

Mortality risk
Variable annuity business	Net effect of market risk (equity and interest rates) arising from incidence of guarantee features and variability of asset management fees, offset by derivative hedging programme*	Persistency and utilisation risk (risk that utilisation of withdrawal benefits or lapse levels differ from those assumed)
General account business
Credit risk and market risk (equity and interest rate) in meeting guaranteed rates of accumulation on general account annuity and interest sensitive life products which may lead to smaller spread profits, being the difference between the earned rate and the policyholder crediting rate. As at 1 June 2020, the risk has been substantially transferred for the fixed and fixed index annuity products as part of the reinsurance transaction with Athene described in note D1.1.

Shareholders' equity is impacted by interest rate and credit risk via impairments and unrealised gains/losses on fixed income securities. For those instruments classified as available-for-sale under IAS 39, unrealised gains/losses do not directly impact profit, unless they are considered permanent reductions in value.

Persistency risk, mitigated in some cases by the application of market value adjustments
*
Jackson’s derivative programme, is used to manage the economic interest rate risk associated with a broad range of products and equity market risk attaching to its equity-based products. Movements in equity markets, equity volatility, interest rates and credit spreads materially affect the carrying value of derivatives that are used to manage the liabilities to policyholders and backing investment assets. Movements in the carrying value of derivatives combined with the use of US GAAP measurement (as ‘grandfathered’ under IFRS 4) for the insurance contracts assets and liabilities, which is largely insensitive to current year market movements, mean that the Jackson total profit (ie including short-term fluctuations in investment returns) is sensitive to market movements.

The profit for the year of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods. Assets under management will rise and fall as market conditions change, with a consequential impact on profitability. Other than this, there is limited sensitivity to market risks since the Group’s asset management and other operations do not hold significant financial investments. At 31 December 2020, the financial investments of the other operations are principally short-term investments held by the Group’s treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

Sensitivity analyses of IFRS shareholders’ equity to key market and other risks by business unit are provided below. The sensitivity analyses provided show the effect on shareholders’ equity to changes in the relevant risk variables, all of which are considered to be reasonably possible at the relevant balance sheet date.

The sensitivities reflect all consequential impacts from market movements at the valuation date. The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Other limitations of the sensitivities include: the use of hypothetical market movements that cannot be predicted with any certainty to demonstrate potential risk, which only represent Prudential’s view of reasonably possible near-term market changes; the assumption that interest rates in all countries move identically; and the lack of consideration of the inter-relation of interest rates, equity markets and foreign currency exchange rates.

The Group benefits from diversification benefits achieved through the geographical spread of the Group’s operations and, within those operations, through a broad mix of product types. These benefits are not reflected in the simplified sensitivities below. Relevant correlation factors include:

–
Correlation across geographic regions for both financial and non-financial risk factors; and
–
Correlation across risk factors for longevity risk, expenses, persistency and other risks.

The geographical diversity of the Group’s business means that it has some exposure to the risk of foreign exchange rate fluctuations. The Group has no exposure to currency fluctuation from business units that operate in USD, or currencies pegged to the USD (such as HKD), and reduced exposure to currencies partially managed to the USD within a basket of currencies (such as SGD). Sensitivities to exchange rate movements in the Group’s key markets are therefore expected to be limited.

C6.2
Sensitivity to interest rate risk

The sensitivities shown below are for movements in risk-free rates (based on local government bond yields at the valuation date) in isolation and are subject to a floor of zero. They do not include movements in credit risk that may affect credit spreads and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders’ equity.

To reflect the substantial fall and current level of low interest rates in 2020, the estimated sensitivity to a decrease in interest rates at 31 December 2020 has been updated to a decrease of 0.5 per cent. This compares to a 1 per cent change at 31 December 2019. The estimated sensitivity to a decrease and increase in interest rates at 31 December 2020 is as follows:

31 December 2020	Asia insurance $m		US insurance $m
	Decrease of 0.5%	Increase of 1%	Decrease of 0.5%	Increase of 1%
Net effect on shareholders' equity*	(1,274)	(318)	(594)	(68)
*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders’ equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 0.5 per cent: $(1,319) million; increase of 1 per cent: $1,976 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 0.5 per cent: $725 million; increase of 1 per cent: $(2,044) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

The estimated sensitivity to a decrease and increase in interest rates at 31 December 2019 was as follows:

31 December 2019	Asia insurance $m		US insurance $m
	Decrease of 1%	Increase of 1%	Decrease of 1%	Increase of 1%
Net effect on shareholders' equity*	(702)	(718)	20	(553)
*
The effect from the instantaneous changes in interest rates above, if they arose, would impact profit after tax for Asia insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders’ equity. For US insurance operations, the instantaneous changes in interest rates above, if they arose, would cause the net effect on equity shown above through two constituent movements. Firstly, profit after tax, net of related changes in the amortisation of DAC, would be impacted (decrease of 1 per cent: $(2,224) million; increase of 1 per cent: $1,691 million), and would mostly be recorded within short-term fluctuations in investment returns. Secondly, the effect would also impact other comprehensive income (decrease of 1 per cent: $2,244 million; increase of 1 per cent: $(2,244) million) in respect of the direct effect on the carrying value of the available-for-sale debt securities, net of related changes in the amortisation of DAC and related tax effects.

Asia insurance operations
The degree of sensitivity of the results of the non-linked shareholder-backed business of the Asia operations to movements in interest rates depends upon the degree to which the liabilities under the ‘grandfathered’ IFRS 4 measurement basis reflects market interest rates from year to year. This varies by local business unit.

For example:

–
Certain Asia businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;
–
The level of options and guarantees in the products written in the particular business unit will also affect the degree of sensitivity to interest rate movements; and
–
The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the Asia operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

For many operations the sensitivities are dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to increase in value as interest rates fall to a greater extent than the offsetting increase in liabilities (and vice versa if rates rise). This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. At higher levels of interest rates the liabilities become less sensitive to interest rate movements and the effects on assets becomes more dominant. This pattern is evident in the ‘increase of 1 per cent’ sensitivity at 31 December 2020.

The ‘decrease of 0.5%’ sensitivities reflects that some local business units’ liabilities become more sensitive at lower interest rates and the fluctuations in liabilities begin to exceed asset gains. The liability movements also reflect the prudent nature of some of the regulatory regimes which leads to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. Following the substantial fall in interest rates over 2020, at 31 December 2020, the ‘decrease of 0.5 per cent’ sensitivity is dominated by the impact of interest rate movements on some local business units’ policyholder liabilities, which are expected to increase more than the offsetting increase in the value of government and corporate bond investments, if interest rates were to fall further from the historically low levels seen at 31 December 2020. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

US insurance operations
The GMWB features attached to variable annuity business (other than ‘for life’ components) are accounted for under US GAAP at fair value and, therefore, will be sensitive to changes in interest rates. Debt securities and related derivatives are marked to fair value. Value movements on derivatives, net of related changes to amortisation of DAC and deferred tax, are recorded within the income statement. Fair value movements on debt securities, net of related changes to amortisation of DAC and deferred tax, are recorded within other comprehensive income.

As at 1 June 2020, the interest rate risks relating to Jackson’s fixed and fixed index annuity products have been substantially transferred as part of the reinsurance transaction with Athene described in note D1.1, leaving only a limited exposure from residual policies and new policies written post 1 June 2020. Jackson is exposed primarily to the following interest rate risks:

–
Related to meeting guaranteed rates of accumulation on general account annuity and interest sensitive life products following a sustained fall in interest rates;
–
Related to increases in the present value of projected benefits related to guarantees issued in connection with its variable annuity contracts following a sustained fall in interest rates especially if in conjunction with a fall in equity markets;
–
Related to the surrender value guarantee features attached to the Company’s general account annuity and interest sensitive life products and to policyholder withdrawals following a sharp and sustained increase in interest rates; and
–
The risk of mismatch between the expected duration of certain annuity liabilities and prepayment risk and extension risk inherent in mortgage-backed securities.

A prolonged low interest rate environment may result in a lengthening of maturities of the general account annuity and interest-sensitive life contract holder liabilities from initial estimates, primarily due to lower policy lapses. As interest rates remain at low levels, Jackson may also have to reinvest the cash it receives as interest or proceeds from investments that have matured or that have been sold at lower yields, reducing its investment margins. Moreover, borrowers may prepay or redeem the securities in their investment portfolios with greater frequency in order to borrow at lower market rates, which exacerbates this risk. The majority of Jackson’s general account business was designed with contractual provisions that allow crediting rates to be re-set annually, subject to minimum crediting rate guarantees.

The sensitivity movements provided in the table above are at a point in time and reflect the hedging programme in place on the balance sheet date, while the actual impact on financial results would vary contingent upon a number of factors. Jackson’s hedging programme is primarily focused on managing the economic risks in the business and protecting statutory solvency under larger market movements, and does not explicitly aim to hedge the IFRS accounting results. The magnitude of the impact of the sensitivities on profit after tax at 31 December 2020 is larger than the impact at 31 December 2019, reflecting the liabilities being more sensitive to further interest rate movements at the current low interest rate levels (after taking into account the impact of interest rate movements on derivatives). In determining the value of liabilities, assumed future separate account return is based on risk-free rates under grandfathered US GAAP. The reduction in the magnitude of the impact of the sensitivities on other comprehensive income, and hence shareholders’ equity, reflects the impact of the Athene reinsurance transaction described in note D1.1 on the profile of Jackson’s general account liabilities and the consequential reduction in available-for-sale debt securities.

C6.3 Sensitivity to equity and property price risk

In the equity risk sensitivity analysis shown, the Group has considered the impact of an instantaneous 20 per cent fall in equity markets. If equity markets were to fall by more than 20 per cent, the Group believes that this would not be an instantaneous fall but rather would be expected to occur over a longer period of time, during which the hedge positions within Jackson, where the underlying equity risk is greatest, would be rebalanced. The equity risk sensitivity analysis provided assumes that all equity indices fall by the same percentage.

Asia insurance operations
The estimated sensitivity to a 10 per cent increase and 20 per cent decrease in equity and property prices is as follows:

	31 Dec 2020 $m		31 Dec 2019 $m
	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Net effect on shareholders' equity*	(848)	410	(816)	408
*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for Asia insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the instantaneous sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group’s joint venture and associate businesses.

US insurance operations
At December 31, 2020 and 2019, the Company provided variable annuity contracts with guarantees, for which the net amount at risk (“NAR”) is defined as the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

	31 Dec 2020 $m		31 Dec 2019 $m
	Account value	Net amount at risk	Account value	Net amount at risk
Return of net deposits plus a minimum return
GMDB	170,510	2,340	150,576	2,477
GMWB – premium only	2,858	12	2,753	16
GMWB	248	11	257	14
GMAB – premium only	39	–	37	–
Highest specified anniversary account value minus withdrawals post-anniversary			–	–
GMDB	13,512	86	12,547	69
GMWB – highest anniversary only	3,459	41	3,232	51
GMWB	646	55	698	52
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary			–	–
GMDB	8,891	615	8,159	687
GMIB	1,675	556	1,688	616
GMWB	159,857	5,656	140,529	7,160
*
Ranges shown based on simple interest. The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period. The combination GMWB category also includes benefits with a defined increase in the withdrawal percentage under pre-defined non-market conditions.

Jackson is primarily exposed to equity risk through the guarantees included in certain variable annuity benefits. This risk is managed using an equity hedging programme to minimise the risk of a significant economic impact as a result of increases or decreases in equity market levels. Jackson purchases futures and options that hedge the risks inherent in these products, while also considering the impact of rising and falling guaranteed benefit fees.

Due to the nature of valuation under IFRS of the free-standing derivatives and certain of the variable annuity guarantee features, this hedge, while effective on an economic basis, would not automatically offset within the financial statements as the impact of equity market movements resets the free-standing derivatives immediately while the hedged liabilities reset more slowly and fees are recognised prospectively in the year in which they are earned. Jackson’s hedging programme is focused on managing the economic risks in the business and protecting statutory solvency in the circumstances of large market movements. The hedging programme does not aim to hedge IFRS accounting results, which can lead to volatility in the IFRS results in a period of significant market movements, as was seen in 2020.

In addition to the exposure explained above, Jackson is also exposed to equity risk from its holding of equity securities, partnerships in investment pools and other financial derivatives.

The estimated sensitivity to a 10 per cent increase and 20 per cent decrease in equity and property prices is shown below.

	31 Dec 2020 $m		31 Dec 2019 $m
	Decrease of 20%	Increase of 10%	Decrease of 20%	Increase of 10%
Net effect on shareholders' equity*	744	299	762	608
*
The effect from the instantaneous changes in equity and property prices above, if they arose, would impact profit after tax for US insurance operations, which would mostly be recorded within short-term fluctuations in investment returns.

The table above excludes the impact of instantaneous equity movements on future separate account fee income.

The above sensitivities assume instantaneous market movements while the actual impact on financial results would vary contingent upon the volume of new product sales and lapses, changes to the derivative portfolio, correlation of market returns and various other factors including volatility, interest rates and elapsed time.

The directional movements in the sensitivities reflect the hedging programme in place at 31 December 2020 and 2019 respectively. The nature of Jackson’s dynamic hedging programme means that the portfolio, and hence the results of these sensitivities, will change on an ongoing basis. The impacts shown under an increase or a decrease in equity markets reflect the factors discussed above.

Jackson had variable annuity contracts with guarantees. Account balances of contracts with guarantees were invested in variable separate accounts as follows:

Mutual fund type:	31 Dec 2020 $m	31 Dec 2019 $m
Equity	132,213	121,520
Bond	20,203	19,341
Balanced	39,626	30,308
Money market	1,862	956
Total	193,904	172,125

C6.4
Sensitivity to insurance risk

Asia insurance operations
In Asia, adverse persistency experience can impact the IFRS profitability of certain types of business written in the region. This risk is managed at a local business unit level through regular monitoring of experience and the implementation of management actions as necessary. These actions could include product enhancements, increased management focus on premium collection, as well as other customer retention efforts. The potential financial impact of lapses is often mitigated through the specific features of the products, eg surrender charges, or through the availability of premium holiday or partial withdrawal policy features. The reserving basis in Asia is generally such that a change in lapse assumptions has an immaterial effect on immediate profitability.

Many of the business units in Asia are exposed to mortality and morbidity risk and a provision is made within policyholder liabilities to cover the potential exposure. If all these assumptions were strengthened by 5 per cent then it is estimated that post-tax profit and shareholders’ equity would decrease by approximately $77 million (2019: $77 million). Weakening these assumptions by 5 per cent would have a similar opposite impact.

US insurance operations
Jackson is sensitive to mortality risk, lapse risk and other types of policyholder behaviour, such as the utilisation of its GMWB product features. Jackson’s persistency assumptions reflect a combination of recent experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. These assumptions vary by relevant factors, such as product, policy duration, attained age and for variable annuity lapse assumptions, the extent to which guaranteed benefits are ‘in the money’ relative to policy account values. Changes in these assumptions, which are assessed on an annual basis after considering recent experience, could have a material impact on policyholder liabilities and therefore on profit before tax. Any changes in these assumptions are recorded within short-term fluctuations in investment returns in the Group’s supplementary analysis of profit (see note B1.2).

In addition, in the absence of hedging, equity and interest rate movements can both cause a direct loss or increase the future sensitivity to policyholder behaviour. Jackson has an extensive derivative programme that seeks to manage the exposure to such altered equity markets and interest rates.

The amount of amortisation charged in any one period is sensitive to separate account investment returns. The sensitivity of DAC amortisation charge is discussed in note C4.2.

C7
Tax assets and liabilities

C7.1 Current tax

At 31 December 2020, of the $444 million (31 December 2019: $492 million) current tax recoverable, the majority is expected to be recovered more than 12 months after the reporting period.

At 31 December 2020, the current tax liability of $280 million (31 December 2019: $396 million) includes $113 million (31 December 2019: $198 million) of provisions for uncertain tax matters. Further detail is provided in note B3.2.

C7.2
Deferred tax

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	–	–	–	–	–
Balances relating to investment and insurance contracts	32	55	–	–	87
Short-term temporary differences	3,889	765	–	8	4,662
Unused tax losses	154	(50)	–	5	109
Total	4,075	770	–	13	4,858
Deferred tax liabilities
Unrealised losses or gains on investments	(877)	(78)	(102)	(6)	(1,063)
Balances relating to investment and insurance contracts	(1,507)	(235)	–	(23)	(1,765)
Short-term temporary differences	(2,853)	(377)	–	(17)	(3,247)
Total	(5,237)	(690)	(102)	(46)	(6,075)

				2019 $m
	Balance at 1 Jan	Demerger of UK and Europe operations	Movement in income statement	Movement through other comprehensive income and equity	Other movements including foreign currency movements	Balance at 31 Dec
Deferred tax assets
Unrealised losses or gains on investments	144	–	(16)	–	(128)	–
Balances relating to investment and insurance contracts	1	–	60	–	(29)	32
Short-term temporary differences	2,998	(160)	1,066	(15)	–	3,889
Unused tax losses	162	–	8	–	(16)	154
Total	3,305	(160)	1,118	(15)	(173)	4,075
Deferred tax liabilities
Unrealised losses or gains on investments	(1,104)	1,053	(231)	(713)	118	(877)
Balances relating to investment and insurance contracts	(1,276)	–	(246)	–	15	(1,507)
Short-term temporary differences	(2,742)	298	(414)	19	(14)	(2,853)
Total	(5,122)	1,351	(891)	(694)	119	(5,237)

C8
Share capital, share premium and own shares

	2020			2019
Issued shares of 5p each fully paid	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
		$m	$m		$m	$m
Balance at 1 Jan	2,601,159,949	172	2,625	2,593,044,409	166	2,502
Shares issued under share-based schemes	8,329,753	1	12	8,115,540	–	22
Impact of change in presentation currency	–	–	–	–	6	101
Balance at 31 Dec	2,609,489,702	173	2,637	2,601,159,949	172	2,625

Options outstanding under save as you earn schemes to subscribe for shares at each year end shown below are as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
31 Dec 2020	2,320,320	964p	1,455p	2026
31 Dec 2019	3,805,447	1,104p	1,455p	2025

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares (‘own shares’) either in relation to its employee share schemes or, up until the demerger of its UK and Europe operations (M&G plc) in October 2019, via transactions undertaken by authorised investment funds that the Group is deemed to control. The cost of own shares of $243 million at 31 December 2020 (31 December 2019: $183 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 31 December 2020, 11.2 million (31 December 2019: 8.4 million) Prudential plc shares with a market value of $205 million (31 December 2019: $161 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the year was 11.5 million which was in June 2020.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

		2020				2019
	Number	Share price			Number	Share price
	of shares	Low	High	Cost*	of shares	Low	High	Cost*
		£	£	$		£	£	$
January	62,395	14.42	14.68	1,195,275	75,165	14.25	14.29	1,384,926
February	62,680	14.57	14.60	1,183,717	71,044	15.00	15.18	1,390,865
March	79,057	11.18	11.40	1,110,374	68,497	15.20	16.32	1,385,182
April	5,363,563	10.21	10.48	68,010,967	2,638,429	15.65	16.73	54,052,710
May	81,377	11.16	11.30	1,117,783	73,417	16.35	16.45	1,550,109
June	167,724	11.86	12.67	2,540,749	217,800	16.20	16.36	4,484,773
July	87,239	12.30	12.51	1,365,109	60,514	17.47	17.71	1,321,427
August	72,287	12.21	12.33	1,167,008	72,671	14.86	15.21	1,318,593
September	75,368	11.61	11.68	1,138,447	73,284	14.14	14.76	1,318,767
October	116,802	11.49	11.71	1,764,694	178,359	13.78	14.24	3,148,811
November	74,178	10.62	12.76	1,233,127	75,904	13.38	13.85	1,309,146
December	70,814	12.78	12.83	1,217,842	68,573	13.07	13.13	1,178,206
Total	6,313,484			83,045,092	3,673,657			73,843,515
*
The cost in USD shown has been calculated from the share prices in GBP using the monthly average exchange rate for the month in which those shares were purchased.

Up until the demerger of M&G plc in October 2019, the Group consolidated a number of authorised investment funds managed by M&G plc that held shares in Prudential plc. The cost of acquiring these shares was included in the cost of own shares in 2019.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during 2020 or 2019.

D
OTHER INFORMATION

D1
Corporate transactions

D1.1
Gain (loss) attaching to corporate transactions

	2020 $m	2019 $m
Gain on disposalsnote (i)	–	265
Other transactionsnote (ii)	(48)	(407)
Total gain (loss) attaching to corporate transactions as shown separately on the consolidated income statement	(48)	(142)
Gain arising on reinsurance of Jackson’s in-force fixed and fixed index annuity businessnote (iii)	804	–
Gain arising on reinsurance transaction undertaken by the Hong Kong businessnote (iv)	765	–
Total gain (loss) attaching to corporate transactions	1,521	(142)

Notes
(i)
In 2019, the gain on disposals principally related to profits arising from a 4 per cent reduction in the Group’s stake in its associate in India, ICICI Prudential Life Insurance Company, and the disposal of Prudential Vietnam Finance Company Limited, a wholly-owned subsidiary that provides consumer finance.
(ii)
In 2020, other transactions include $(38) million of costs associated with the work to plan for the separation of Jackson. In 2019, other transactions primarily reflected costs related to the demerger of the Group’s UK and Europe operations (M&G plc).
(iii)
With effect from 1 June 2020, Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed index annuities with Athene Life Re Ltd, which resulted in a pre-tax gain of $804 million, after allowing for the write-off of DAC associated with the business reinsured and after reflecting post-closing adjustments made in the second half of 2020. The transaction excluded Jackson’s legacy life and institutional business as well as the REALIC portfolio and group pay-out annuity business reinsured from John Hancock and was collateralised to reduce the exposure to counterparty risk. Under the reinsurance arrangement, Jackson reinsured $27.6 billion liabilities (valued at 1 June 2020) in return for a premium of $28.9 billion net of ceding commission, comprising principally of bonds. The pre-tax gain also includes the realised gains arising on the bonds net of the DAC written off as a result of the transaction of $2.1 billion. After allowing for tax of $(0.2) billion and the reduction in unrealised gains recorded directly in other comprehensive income of $(1.8) billion, the impact of the reinsurance transaction on IFRS shareholders’ equity is a reduction of $(1.2) billion.
(iv)
The benefit arises from a co-reinsurance quota share transaction undertaken by the Hong Kong business in December 2020 as part of the Group’s on-going asset/liability management. Future surpluses (or losses) arising from the business being reinsured will be shared with the reinsurer in accordance with the terms of the treaty. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

D1.2
Equity investment by Athene into the US business

In 2020, all of the $1,014 million effect of transactions relating to non-controlling interests recognised in the consolidated statement of changes in equity relates to the equity investment by Athene Life Re Ltd (‘Athene’) into the US business completed on 17 July 2020. Under the transaction, Athene invested $500 million in Prudential’s US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. Athene’s investment is in the form of a cash subscription for the issuance of new common equity in the holding company containing Prudential’s US businesses, including Jackson National Life Insurance Company and PPM America.

The following is summarised financial information for non-controlling interest in Prudential’s US operations currently held by Athene since July 2020:

–
The profit after tax generated by the US operations and attributable to Athene is $57 million;
–
The comprehensive loss generated by the US operations and attributable to Athene is $(8) million; and
–
Of the US operations’ total equity, the amount attributable to Athene is $1,063 million.

D2
Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

D3
Post balance sheet events

Dividends
The 2020 second interim ordinary dividend approved by the Board of Directors after 31 December 2020 is as described in note B5.

Intention to demerge the Group’s US operations in the second quarter of 2021
In January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders.

Subject to shareholder and regulatory approvals, the planned demerger is expected to complete in the second quarter of 2021 and would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs, which from market precedent may have lasted until 2023. At the point of demerger, Prudential is planning to retain a 19.9 per cent non-controlling interest in Jackson, which will be reported within the consolidated financial position as a financial investment at fair value. Subject to market conditions, the Group intends to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group will own less than 10 per cent at the end of such period.

Following this decision in January 2021, the US operations (equivalent to the US segment disclosed in these financial statements) are considered to meet the held for distribution criteria in accordance with IFRS 5 ‘Non-current assets held for sale and discontinued operations’. It is not practicable to quantify the potential financial effect of the planned demerger and the retained non-controlling interest at this stage.

I
Additional financial information

I(i)
Group capital position

Overview
Prudential plc applies the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). Ultimately, Prudential will become subject to the Group-wide Supervision (GWS) Framework. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The GWS methodology is expected to be largely consistent with that applied under LCSM with the exception of the treatment of debt instruments which will be subject to transitional arrangements under the GWS Framework. As agreed with the Hong Kong IA, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) are currently included as eligible Group LCSM capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments issued by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results. Under the GWS Framework, Prudential’s initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential plc will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. If this were to be the case, the 31 December 2020 Group shareholder LCSM coverage ratio (over GMCR) presented below would increase by 35 percentage points to 363 per cent. This is subject to final approval by the Hong Kong IA.

Further detail on the LCSM is included in the basis of preparation section below.

For regulated insurance entities, the capital resources and required capital included in the LCSM measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. At 31 December 2020, the Prudential Group’s total surplus of capital resources over the regulatory Group Minimum Capital Requirement (GMCR), calculated using this LCSM was $26.4 billion, before allowing for the payment of the 2020 second interim ordinary dividend, equating to a coverage ratio of 329%.

The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the capital resources and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder LCSM surplus of capital resources over the regulatory GMCR at 31 December 2020 was $11.0 billion, before allowing for the payment of the 2020 second interim ordinary dividend, equating to a coverage ratio of 328%.

Estimated Group LCSM capital position based on Group Minimum Capital Requirement (GMCR)

	31 Dec 2020			31 Dec 2019
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Capital resources ($bn)	37.9	(22.1)	15.8	33.1	(19.1)	14.0
Group Minimum Capital Requirement ($bn)	11.5	(6.7)	4.8	9.5	(5.0)	4.5
LCSM surplus (over GMCR) ($bn)	26.4	(15.4)	11.0	23.6	(14.1)	9.5
LCSM ratio (over GMCR) (%)	329%		328%	348%		309%

The shareholder LCSM capital position by segment is presented below at 31 December 2020 and 31 December 2019 for comparison:

Amounts attributable to Prudential plc			Shareholder
31 Dec 2020 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Capital resources	33.7	(22.1)	11.6	4.6	(0.4)	15.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	1.4	-	4.8
LCSM surplus (over GMCR)	23.6	(15.4)	8.2	3.2	(0.4)	11.0

Amounts attributable to Prudential plc			Shareholder
31 Dec 2019 ($bn)	Total Asia	Less policyholder	Asia	US	Unallocated to a segment	Group total
Capital resources	26.8	(19.1)	7.7	5.3	1.0	14.0
Group Minimum Capital Requirement	8.0	(5.0)	3.0	1.5	-	4.5
LCSM surplus (over GMCR)	18.8	(14.1)	4.7	3.8	1.0	9.5

All the amounts above are presented excluding amounts attributable to non-controlling interests. For example, the US amounts relate solely to Prudential’s 88.9 per cent economic interest in Jackson Financial Inc.

Sensitivity analysis
The estimated sensitivity of the Group shareholder LCSM capital position (based on GMCR) to significant changes in market conditions is as follows:

	31 Dec 2020		31 Dec 2019
Impact of market sensitivitiesnote (1)	LCSM surplus ($bn)	LCSM ratio (%)	LCSM surplus ($bn)	LCSM ratio (%)
Base position	11.0	328%	9.5	309%
Impact of:
10% instantaneous increase in equity markets	0.3	15%	n/a	n/a
20% instantaneous fall in equity markets	0.6	(13)%	1.5	(9)%
40% fall in equity marketsnote (2)	(0.2)	(23)%	(0.2)	(39)%
50 basis points reduction in interest rates	(1.2)	(39)%	(0.2)	(17)%
100 basis points increase in interest rates	(1.0)	11%	(1.3)	(19)%
100 basis points increase in credit spreadsnote (3)	0.1	14%	(1.6)	(36)%

Notes
(1)
The Group results consist of the combined impact from the movement in Asia and US LCSM surplus under these stresses. The equity fall and the interest rate reduction sensitivities consist of positive surplus impacts from the US, driven by expected derivative gains, and negative surplus impacts from Asia, which for the interest rate reduction sensitivity is driven by Hong Kong reflecting the accounting mismatch that exists under the current regulatory framework.
(2)
Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
(3)
At 31 December 2019 the US RBC solvency position was included using a stress of 10 times expected credit defaults rather than the 100 basis points increase in credit spreads applied at 31 December 2020.

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation dates. An exception to the instantaneous market movements assumed is the -40 per cent equity sensitivity where for Jackson an instantaneous 20 per cent market fall is assumed to be followed by a further market fall of 20 per cent over a four-week period with dynamic hedges assumed to be rebalanced over the period. Aside from this assumed dynamic hedge rebalancing for Jackson in the -40 per cent equity sensitivity, the sensitivity results only allow for limited management actions such as changes to future policyholder bonuses. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, rebalancing investment portfolios, further market risk hedging, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder LCSM surplus
A summary of the estimated movement in the Group shareholder LCSM surplus (based on GMCR) from $9.5 billion at 31 December 2019 to $11.0 billion at 31 December 2020 is set out in the table below.

	2020 ($bn)	2019 ($bn)
Balance at 1 Jan	9.5	9.7
Operating:
Operating capital generation from the in-force business	2.2	2.5
Investment in new business	(0.2)	(0.6)
Operating capital generation	2.0	1.9
Non-operating and other capital movements:
Non-operating experience (including market movements)	(2.0)	(0.6)
Regulatory changes	2.2	0.1
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene	0.8	–
Athene US equity investment	(0.2)	-
US hedge modelling revision	(0.4)	-
Other corporate activities	(0.1)	(0.8)
M&G Demerger costs	-	(0.4)
Subordinated debt redemption	-	(0.5)
M&G Demerger related impacts	-	1.0
Non-operating results	0.3	(1.2)
Remittances from discontinued operations (M&G plc)	-	0.7
External dividends	(0.8)	(1.6)
Net dividend impact	(0.8)	(0.9)
Net movement in LCSM surplus	1.5	(0.2)
Balance at 31 Dec	11.0	9.5

The estimated movement in the Group shareholder LCSM surplus over 2020 is driven by:

–
Operating capital generation of $2.0 billion: generated by the expected return on in-force business partially offset by the strain on new business written during the year
–
Non-operating experience of $(2.0) billion: this includes the negative impact of higher equity markets on Jackson’s derivatives net of policyholder reserves and required capital movements, and the negative impact of falling interest rates on the US and Asia surplus over the year, partially offset by management actions, including the benefit from the change to the Hong Kong valuation interest rate as granted by the regulator in July 2020;
–
Regulatory changes of $2.2 billion: reflecting the benefit from the new Singapore risk-based capital framework (RBC2) effective at 31 March 2020;
–
Reinsurance of US fixed and fixed indexed annuity in-force portfolio to Athene of $0.8 billion: the impact of the transaction, which was effective at 1 June 2020, was an increase to LCSM surplus comprising of the ceding commission received and required capital released less tax and adverse consequential effects on the US’s capital resources;
–
Athene equity investment $(0.2) billion: this is the net effect on LCSM surplus of Athene’s $500 million equity investment in Prudential’s US business in return for an 11.1 per cent economic interest in that same business, which completed in July 2020;
–
US hedge modelling revision of $(0.4) billion: At 31 December 2019, Jackson early adopted the provisions of the National Association of Insurance Commissioners Valuation Manual Minimum Standards No. VM-21. During 2020, Jackson determined that a simplifying modelling assumption was not consistent with its intent in the adoption of VM-21 and the revised modelling adopted for calculating reserves and capital reduced surplus by $390 million;
–
Other Corporate activities (excluding demerger items) of $(0.1) billion: this is the effect on LCSM surplus of other corporate transactions in the period, which in 2020 comprised mainly of a $0.8 billion benefit from the reinsurance transaction in Hong Kong described in note D1.1 of the IFRS financial statements, offset by $(0.9) billion principally from the strategic bancassurance partnership with TMB in Thailand; and
–
Net dividend impact of $(0.8) billion: this is the payment of external dividends during 2020.

Reconciliation of Group shareholder LCSM surplus to EEV free surplus (excluding intangibles)

	31 Dec 2020 $bn				31 Dec 2019 $bn
	Asia	US	Unallocated to a segment	Group total	Group total
Estimated Group shareholder LCSM surplus (over GMCR)	8.2	3.2	(0.4)	11.0	9.5
Increase required capital for EEV free surplusnote (1)	(0.8)	(2.0)	-	(2.8)	(2.8)
Adjust surplus assets and core structural borrowings to market valuenote (2)	0.5	0.3	(0.4)	0.4	0.3
Add back inadmissible assetsnote (3)	0.2	0.1	-	0.3	0.2
Deductions applied to EEV free surplusnote (4)	(3.1)	-	-	(3.1)	(0.9)
Other	-	0.1	0.2	0.3	0.3
EEV free surplus excluding intangibles*	5.0	1.7	(0.6)	6.1	6.6
*
As per the ‘Free surplus excluding distribution rights and other intangibles’ shown in the statement of Movement in Group free surplus of the Group’s EEV basis results.

Notes
(1)
Required capital under EEV is set at least equal to local statutory notification requirements for Asia and so can differ from the minimum capital requirement. Jackson required capital is set at 250 per cent of the risk-based capital (RBC) required by the NAIC at the Company Action Level (CAL). This is higher than the solo legal entity statutory minimum capital requirement of 100 per cent CAL that is included in the LCSM surplus (over GMCR).
(2)
The EEV Principles require surplus assets to be included at fair value and central core senior debt is held at market value. Within LCSM surplus, some local regulatory regimes value certain assets at cost and core senior debt is held at amortised cost.
(3)
LCSM restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus. As an exception to this, both LCSM surplus and EEV free surplus restrict the deferred tax asset held by Jackson to the level allowed to be admitted by the local regulator in local statutory capital resources.
(4)
Deductions applied to EEV free surplus primarily include: the impact of reporting EEV free surplus for Singapore based on the Tier 1 requirements under the RBC2 framework, which removes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used for LCSM, and applying the embedded value reporting approach issued by the China Association of Actuaries (CAA) within EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes (predominantly arising from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth).

Reconciliation of Group IFRS shareholders’ equity to shareholder LCSM capital resources position

	31 Dec 2020 $bn	31 Dec 2019 $bn
Group IFRS shareholders’ equity	20.9	19.5
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(21.1)	(18.2)
Add subordinated debt at IFRS book valuenote (1)	4.6	4.6
Valuation differencesnote (2)	11.3	8.6
Othernote (3)	0.1	(0.5)
Estimated Group shareholder LCSM capital resources	15.8	14.0

Notes
(1)
Subordinated debt is treated as capital resources under LCSM but as a liability under IFRS.
(2)
Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences arise in Jackson where IFRS variable annuity guarantee reserves are valued on a fair value basis compared to local statutory reserves which reflect long-term historic rates. Further, local US statutory reserves are reduced by an expense allowance linked to surrender charges, whereas IFRS makes no such allowance but instead defers acquisition costs on the balance sheet as a separate asset (which is not recognised on the statutory balance sheet). Other material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.
(3)
Other differences include the consequential impact on non-controlling interests arising from the other reconciling items.

Basis of preparation
In advance of the GWS Framework coming into force, Prudential applies the local capital summation method (LCSM) that has been agreed with the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The Group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS net assets (with adjustments described below) for non-regulated entities.

In determining the LCSM capital resources and required capital the following principles have been applied:

-
For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements. The treatment of participating funds is consistent with the local basis;
-
For the US insurance entities, capital resources and required capital are based on the local US RBC framework set by the NAIC, with minimum required capital set at 100 per cent of the CAL RBC;
-
For asset management operations and other regulated entities, the shareholder capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-
For non-regulated entities, the capital resources is based on IFRS net assets after deducting intangible assets. No required capital is held in respect of unregulated entities;
-
For entities where the Group’s shareholding is less than 100%, the contribution of the entity to the Group LCSM capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests;
-
Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and
-
The Hong Kong IA has agreed that specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) can be included as part of the Group’s capital resources for the purposes of satisfying group minimum and prescribed capital requirements. Senior debt instruments issued by Prudential plc have not been included as part of the Group capital resources and are treated as a liability in the LCSM results presented above.

I(ii)
Funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the statement of financial position. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group’s insurance businesses. The table below analyses, by segment, the funds of the Group held in the statement of financial position and the external funds that are managed by Prudential’s asset management businesses.

	31 Dec 2020 $bn	31 Dec 2019 $bn
Asia operations:
Internal funds	171.4	141.9
Eastspring Investments external funds, including M&G plc* (as analysed in note I(v))	109.6	124.7
	281.0	266.6
US operations – internal funds	273.7	273.4
Other operations	3.6	3.9
Total Group funds under management	558.3	543.9
*
Funds managed on behalf of M&G plc are presented as external rather than internal funds under management to align to the presentation since the demerger in October 2019.

Note
Total Group funds under management comprise:

	31 Dec 2020 $bn	31 Dec 2019 $bn
Total investments and cash and cash equivalents on the consolidated statement of financial position	437.4	412.6
External funds of Eastspring Investments, including M&G plc	109.6	124.7
Internally managed funds held in joint ventures and associate, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	11.3	6.6
Total Group funds under management	558.3	543.9

I(iii)
Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

	2020 $m	2019 $m
Net cash remitted by business unitsnote (a):
From continuing operations
Asianote (b)	716	950
Jacksonnote (b)	–	509
Other operationsnote (c)	55	6
Total continuing operations	771	1,465
From discontinued UK and Europe operations	–	684
Net cash remittances by business units	771	2,149
Net interest paidnote (d)	(294)	(527)
Tax received	94	265
Corporate activities	(235)	(260)
Total central outflows	(435)	(522)
Holding company cash flow before dividends and other movements	336	1,627
Dividends paid	(814)	(1,634)
Operating holding company cash flow after dividends but before other movements	(478)	(7)
Other movements
Issuance and redemption of debt for continuing operations	983	(504)
Other non-operating transactions relating to continuing operationsnote (e)	(1,230)	(338)
Transactions to effect the demerger, including debt substitutionnote (f)	–	(146)
Demerger costs associated with the discontinued UK and Europe operations	(17)	(424)
Early settlement of UK-inflation-linked derivative liability	–	(587)
Total other movements	(264)	(1,999)
Total holding company cash flow	(742)	(2,006)
Cash and short-term investments at 1 Jan	2,207	4,121
Foreign exchange movements	(2)	92
Cash and short-term investments at 31 Dec	1,463	2,207

Notes
(a)
Net cash remittances comprise dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
(b)
Significant cash remittances from business units were hedged into sterling using forward contracts during 2019 and these contracts determine the amount of sterling recorded in the holding company cash flow for the relevant remittances. The implicit rates may therefore differ from that applied to present the holding company cash flow in US dollars (see note (g)).
(c)
$55 million remittances from other operations reflects intragroup interest income which is not expected to recur.
(d)
The net interest paid in 2019 included $231 million on debt substituted to M&G plc prior to its demerger in October 2019.
(e)
Other corporate activities relating to continuing operations primarily reflect payments made for bancassurance arrangements including those with UOB and TMB Bank.
(f)
Transactions to effect the demerger represented the effects on holding company cash flow of steps taken in 2019 as part of the preparation for the demerger of the UK and Europe operations (M&G plc). These included the transfer of subsidiaries, settlement of intercompany loans, receipt of the pre-demerger dividend and the substitution of M&G plc as issuer of certain sub-ordinated debt in place of Prudential plc.
(g)
At 31 December 2019, the Group changed its basis of managing central cash-holdings from sterling to US dollars. Accordingly, the 2020 holding company cash flow statement presented above has been prepared directly in US dollars and 2019 amounts are re-presented from those previously published to reflect the change. 2019 comparatives were prepared in sterling, reflecting the management of holding company cash at that time. Cash movements in the year were converted from sterling into US dollars by using the month-end sterling to US dollar exchange rate for the month in which the transaction occurred. Cash balances at the start and end of the year were translated from sterling to US dollars using the spot rates at the beginning and end of the year respectively. As an exception to the above, external dividends paid during 2019 were translated at the exchange rate relevant to the day they were paid to ensure consistency with the financial statements.

I(iv)
Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit from continuing operations into the underlying drivers using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
–
Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–
With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.
–
Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
–
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
–
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

(a)
Margin analysis
The following analysis expresses certain of the Group’s sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers. The 2019 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation. CER results are calculated by translating prior year results using the current year foreign exchange rates. All CER profit figures have been translated at current year average rates. For Asia, CER average liabilities have been translated using the corresponding current year opening and closing or quarter-end closing exchange rates.

	2020
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)
Spread income	296	521	817	86,596	94
Fee income	282	3,386	3,668	217,863	168
With-profits	117	–	117	73,375	16
Insurance margin	2,648	1,298	3,946
Margin on revenues	2,936	–	2,936
Expenses:
Acquisition costs*	(1,904)	(991)	(2,895)	5,619	(52)%
Administration expenses	(1,539)	(1,744)	(3,283)	312,215	(105)
DAC adjustments	382	317	699
Expected return on shareholder assets	212	–	212
	3,430	2,787	6,217
Share of related tax charges from joint ventures and associates	(46)	–	(46)
Adjusted operating profit from long-term business	3,384	2,787	6,171
Adjusted operating profit from asset management	283	9	292
Total segment adjusted operating profit	3,667	2,796	6,463
* The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2019 AER
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)
Spread income	321	642	963	86,887	111
Fee income	286	3,292	3,578	208,353	172
With-profits	107	-	107	58,032	18
Insurance margin	2,244	1,317	3,561
Margin on revenues	3,035	-	3,035
Expenses:
Acquisition costs*	(2,156)	(1,074)	(3,230)	7,384	(44)%
Administration expenses	(1,437)	(1,675)	(3,112)	303,339	(103)
DAC adjustments	430	510	940
Expected return on shareholder assets	194	26	220
	3,024	3,038	6,062
Share of related tax charges from joint ventures and associates	(31)	-	(31)
Adjusted operating profit from long-term business	2,993	3,038	6,031
Adjusted operating profit from asset management	283	32	315
Total segment adjusted operating profit	3,276	3,070	6,346
* The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

	2019 CER
	Asia	US	Group total	Average liability	Margin
	$m	$m	$m	$m	bps
	note (b)	note (c)
Spread income	319	642	961	87,413	110
Fee income	283	3,292	3,575	208,095	172
With-profits	107	–	107	58,492	18
Insurance margin	2,234	1,317	3,551
Margin on revenues	3,032	–	3,032
Expenses:
Acquisition costs*	(2,156)	(1,074)	(3,230)	7,391	(44)%
Administration expenses	(1,430)	(1,675)	(3,105)	303,607	(102)
DAC adjustments	426	510	936
Expected return on shareholder assets	193	26	219
	3,008	3,038	6,046
Share of related tax charges from joint ventures and associates	(30)	–	(30)
Adjusted operating profit from long-term business	2,978	3,038	6,016
Adjusted operating profit from asset management	278	32	310
Total segment adjusted operating profit	3,256	3,070	6,326
* The ratio of acquisition costs is calculated as a percentage of APE sales in the year.

(b)
Margin analysis – Asia

	2020			2019 AER			2019 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)		note (1)	note (2)
Spread income	296	39,895	74	321	29,706	108	319	30,232	106
Fee income	282	28,014	101	286	27,413	104	283	27,155	104
With-profits	117	73,375	16	107	58,032	18	107	58,492	18
Insurance margin	2,648			2,244			2,234
Margin on revenues	2,936			3,035			3,032
Expenses:
Acquisition costsnote (3)	(1,904)	3,696	(52)%	(2,156)	5,161	(42)%	(2,156)	5,168	(42)%
Administration expenses	(1,539)	67,909	(227)	(1,437)	57,119	(252)	(1,430)	57,387	(249)
DAC adjustmentsnote (4)	382			430			426
Expected return on shareholder assets	212			194			193
	3,430			3,024			3,008
Share of related tax charges from joint ventures and associatesnote (5)	(46)			(31)			(30)
Adjusted operating profit from long-term business	3,384			2,993			2,978
Adjusted operating profit from asset management (Eastspring Investments)	283			283			278
Total Asia adjusted operating profit	3,667			3,276			3,256

Notes
(1)
The calculation of average liabilities for Asia is generally derived from opening and closing balances. In 2020, given the significant market volatility in certain months during the year, average liabilities used to derive the margin for fee income in Asia have been calculated using quarter-end balances throughout the year as opposed to opening and closing balances only to provide a more meaningful analysis. The 2019 margins have been amended for consistency albeit impacts are minimal.
(2)
Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition cost to shareholder-related APE sales in 2020 (excluding with-profits) is 68 per cent (2019: 66 per cent).
(4)
The DAC adjustments contain a credit of $73 million in respect of joint ventures and associates in 2020 (2019: credit of $72 million on an AER basis).
(5)
Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included in the Group’s profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of Asia operating profit drivers in order for the contribution from the joint ventures and associates to be included in the margin analysis on a consistent basis with the rest of Asia operations.

(c)
Margin analysis – US

	2020			2019
		Average			Average
	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps
		note (1)	note (2)		note (1)	note (2)
Spread income	521	46,701	112	642	57,181	112
Fee income	3,386	189,849	178	3,292	180,940	182
Insurance margin	1,298			1,317
Expenses
Acquisition costsnote (3)	(991)	1,923	(52)%	(1,074)	2,223	(48)%
Administration expenses	(1,744)	244,306	(71)	(1,675)	246,220	(68)
DAC adjustments	317			510
Expected return on shareholder assets	-			26
Adjusted operating profit from long-term businessnote (4)	2,787			3,038
Adjusted operating profit from asset management	9			32
Total US adjusted operating profit	2,796			3,070

Notes
(1)
The calculation of average liabilities for the US is generally derived from month-end balances throughout the period as opposed to opening and closing balances only. The average liabilities for fee income in the US have been calculated using daily balances instead of month-end balances in order to provide a more meaningful analysis of the fee income, which is charged on the daily account balance. Average liabilities for spread income are based on the general account liabilities to which spread income is attached and exclude the liabilities reinsured to Athene since the June 2020 month-end balance. Average liabilities used to calculate the administration expenses margin exclude the REALIC liabilities reinsured to third parties prior to the acquisition by Jackson and the liabilities reinsured to Athene since the June 2020 month-end balance.
(2)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities.
(3)
The ratio of acquisition costs is calculated as a percentage of APE sales relating to shareholder-backed business.
(4)
Analysis of adjusted operating profit from long-term business before and after acquisition costs and DAC adjustments is shown below:

	2020 $m
	Before acquisition costs	Acquisition costs and DAC adjustments		After acquisition costs
	and DAC adjustments	Incurred	Deferred	and DAC adjustments
Total adjusted operating profit before acquisition costs and DAC adjustments	3,461	–	–	3,461
Acquisition costs	–	(991)	740	(251)
DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	–	–	(753)	(753)
Deceleration	–	–	330	330
Total US adjusted operating profit – long-term business	3,461	(991)	317	2,787

	2019 $m
	Before acquisition costs	Acquisition costs and DAC adjustments		After acquisition costs
	and DAC adjustments	Incurred	Deferred	and DAC adjustments
Total adjusted operating profit before acquisition costs and DAC adjustments	3,602	–	–	3,602
Acquisition costs	–	(1,074)	807	(267)
DAC adjustments – amortisation of previously deferred acquisition costs:
Normal	–	–	(577)	(577)
Deceleration	–	–	280	280
Total US adjusted operating profit – long-term business	3,602	(1,074)	510	3,038

I(v)
Asia operations – analysis of adjusted operating profit by business unit

(a)
Analysis of adjusted operating profit by business unit
Adjusted operating profit for Asia operations are analysed below. The table below presents the 2019 results on both AER and CER bases to eliminate the impact of exchange translation.

	2020 $m	2019 $m		2020 vs 2019%
		AER	CER	AER	CER
China JV	251	219	219	15%	15%
Hong Kong	891	734	742	21%	20%
Indonesia	519	540	525	(4)%	(1)%
Malaysia	309	276	272	12%	14%
Philippines	95	73	76	30%	25%
Singapore	574	493	487	16%	18%
Taiwan	85	74	77	15%	10%
Thailand	210	170	169	24%	24%
Vietnam	270	237	237	14%	14%
Other	73	70	68	4%	7%
Non-recurrent items*	153	138	136	11%	13%
Total insurance operations	3,430	3,024	3,008	13%	14%
Share of related tax charges from joint ventures and associate	(46)	(31)	(30)	(48)%	(53)%
Total long-term business	3,384	2,993	2,978	13%	14%
Asset management (Eastspring Investments)	283	283	278	–	2%
Total Asia adjusted operating profit	3,667	3,276	3,256	12%	13%
*
Representing a number of small items that are not expected to reoccur.

(b)
Analysis of Eastspring Investments adjusted operating profit

	2020 $m	2019 $m
Operating income before performance-related feesnote (1)	646	636
Performance-related fees	7	12
Operating income (net of commission)note (2)	653	648
Operating expensenote (2)	(336)	(329)
Group's share of tax on joint ventures' operating profit	(34)	(36)
Adjusted operating profit	283	283

Average funds managed by Eastspring Investments	$227.1bn	$214.0bn
Margin based on operating income*	28bps	30bps
Cost/income ratio†	52%	52%

Notes
(1)
Operating income before performance-related fees for Eastspring Investments can be further analysed as follows:

	Retail	Margin*	Institutional‡	Margin*	Total	Margin*
	$m	bps	$m	bps	$m	bps
2020	390	52	256	17	646	28
2019	392	52	244	18	636	30
*
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.
†
Cost/income ratio represents cost as a percentage of operating income before performance-related fees.
‡
Institutional includes internal funds.
(2)
Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

(c)
Eastspring Investments total funds under management
Eastspring Investments, the Group’s asset management business in Asia, manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed and Eastspring Investments.

	31 Dec 2020 $bn	31 Dec 2019 $bn
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	66.9	73.7
Institutional	13.8	11.0
Money market funds (MMF)	13.2	13.3
	93.9	98.0
Funds managed on behalf of M&G plcnote (2)	15.7	26.7
External funds under management including M&G plc	109.6	124.7
Internal funds under management	138.2	116.4
Total funds under managementnote (3)	247.8	241.1

Notes
(1)
The movements of external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2020 $m	2019 $m
At 1 Jan	98,005	77,762
Market gross inflows	116,743	282,699
Redemptions	(126,668)	(276,215)
Market and other movements	5,783	13,759
At 31 Dec	93,863	98,005
The analysis of movements above includes $13,198 million relating to Asia Money Market Funds at 31 December 2020 (31 December 2019: $13,337 million). Investment flows for 2020 include Eastspring Money Market Funds gross inflows of $76,317 million (2019: $236,603 million) and net inflows of $48 million (2019: net outflows of $(1,856) million).

(2)
The movements of funds managed on behalf of M&G plc are analysed below:

2020 $m
At 1 Jan	26,717
Net flows	(10,033)
Other	(947)
At 31 Dec	15,737

(3)
Total funds under management by asset class are analysed below:

	31 Dec 2020		31 Dec 2019
	$bn	% of total	$bn	% of total
Equity	103.9	42%	107.0	44%
Fixed income	125.7	51%	116.2	48%
Alternatives	2.7	1%	3.4	2%
Money Market Funds	15.5	6%	14.5	6%
Total funds under management	247.8	100%	241.1	100%

II
Calculation of alternative performance measures

The annual report uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)
Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business. This comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012; and
–
Gain or loss on corporate transactions, as described in note D1.1 in the IFRS financial statements.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)
Calculation of IFRS net gearing ratio

The IFRS net gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders’ equity plus net core structural borrowings.

	31 Dec 2020 $m	31 Dec 2019 $m
Core structural borrowings of shareholder-financed businesses	6,633	5,594
Less holding company cash and short-term investments	(1,463)	(2,207)
Net core structural borrowings of shareholder-financed businesses	5,170	3,387
Closing shareholders’ equity	20,878	19,477
Closing shareholders’ equity plus net core structural borrowings	26,048	22,864
IFRS net gearing ratio	20%	15%

II(iii)
Return on IFRS shareholders’ equity

As stated in the 2019 Annual Report, the Group has introduced a new return on equity performance measure for the Group’s 2020 Prudential Long-Term Incentive Plan (PLTIP) awards alongside other metrics. This measure has been calculated as adjusted operating profit after tax, and net of non-controlling interests, divided by average shareholders’ equity. Accordingly, the calculation of the return on IFRS shareholders’ equity has been aligned to be based on average shareholders’ equity. The 2019 returns disclosed in the table below are consistent with those previously published and use profit from continuing operations and closing shareholders’ equity. As supplementary information, 2019 Asia and US returns on shareholders’ equity have also been presented on an average shareholders’ equity basis.

A detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results.

	2020 $m
	Asia	US	Other	Group
Adjusted operating profit	3,667	2,796	(956)	5,507
Tax on adjusted operating profit	(495)	(313)	8	(800)
Operating profit attributable to non-controlling interests	(11)	(138)	1	(148)
Adjusted operating profit, net of tax and non-controlling interests	3,161	2,345	(947)	4,559
Average shareholders’ equity	12,377	8,720	(919)	20,178
Operating return on average shareholders’ equity (%)	26%	27%	n/a	23%

	2019 $m
Continuing operations	Asia	US	Other	Group	Add back demerger- related items*	Adjusted Group (excluding demerger- related items)
Adjusted operating profit	3,276	3,070	(1,036)	5,310	179	5,489
Tax on adjusted operating profit	(436)	(437)	100	(773)	(34)	(807)
Operating profit attributable to non-controlling interests	(6)	-	(3)	(9)	–	(9)
Adjusted operating profit, net of tax and non-controlling interests	2,834	2,633	(939)	4,528	145	4,673
Closing shareholders’ equity	10,866	8,929	(318)	19,477	–	19,477
Operating return on closing shareholders’ equity (%)	26%	29%	n/a	23%	–	24%
Supplementary information:
Average shareholders’ equity	9,521	8,046
Operating return on average shareholders’ equity (%)	30%	33%
*
Demerger-related items comprise interest on the subordinated debt that was substituted to M&G plc prior to the demerger ($179 million pre-tax) and one-off costs of the demerger ($407 million pre-tax).

Average shareholders’ equity has been based on opening and closing balances as follows:

	2020 $m				2019 $m
	Asia	US	Other	Group	Asia	US
Balance at 1 Jan	10,866	8,929	(318)	19,477	8,175	7,163
Balance at 31 Dec	13,887	8,511	(1,520)	20,878	10,866	8,929
Average shareholders' equity	12,377	8,720	(919)	20,178	9,521	8,046

II(iv)
Calculation of IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at 31 December 2020 of 2,609 million shares (31 December 2019: 2,601 million shares).

	2020
	Asia	US	Other	Group total
Closing IFRS shareholders’ equity ($ million)	13,887	8,511	(1,520)	20,878
Shareholders’ equity per share (cents)	532¢	326¢	(58)¢	800¢

	2019
	Asia	US	Other	Group total
Closing IFRS shareholders’ equity ($ million)	10,866	8,929	(318)	19,477
Shareholders’ equity per share (cents)	418¢	343¢	(12)¢	749¢

II(v)
Calculation of asset management cost/income ratio

The asset management cost/income ratio is calculated as asset management operating expenses, adjusted for commission and joint venture contribution, divided by asset management total IFRS revenue adjusted for commission, joint venture contribution, performance-related fees and non-operating items.

	Eastspring Investments
	2020 $m	2019 $m
Operating income before performance-related feesnote	646	636
Share of joint venture revenue	(235)	(244)
Commission	194	165
Performance-related fees	7	12
IFRS revenue	612	569

Operating expense	336	329
Share of joint venture expense	(84)	(102)
Commission	194	165
IFRS charges	446	392
Cost/income ratio: operating expense/operating income before performance-related fees	52%	52%

Note
IFRS revenue and charges for Eastspring Investments are included within the IFRS Income statement in ‘other income’ and ‘acquisition costs and other expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)
Reconciliation of Asia renewal insurance premium to gross premiums earned

Reconciliation of Asia renewal insurance premium to gross earned premiums and calculation of Asia Life weighted premium income.

	2020 $m	2019 $m
		AER	CER
Asia renewal insurance premium	20,123	19,007	19,011
Add: General insurance premium	130	135	136
Add: IFRS gross earned premium from new regular and single premium business	5,045	6,386	6,404
Less: Renewal premiums from joint ventures	(1,957)	(1,771)	(1,733)
Asia segment IFRS gross premiums earned	23,341	23,757	23,818

Asia renewal insurance premium (as above)	20,123	19,007	19,011
Asia APE	3,696	5,161	5,168
Asia life weighted premium income	23,819	24,168	24,179

II(vii)
Reconciliation of APE new business sales to gross premiums earned

The Group reports annual premiums equivalent (APE) as a measure of new business sales, which is a key metric for the Group’s management of the development and growth of the business. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

This differs from the IFRS measure of gross premiums earned as shown below:

	2020 $m			2019 $m
	Asia	US	Total segment	Asia	US	Total segment
			note (a)			note (a)
Gross premiums earned	23,341	19,026	42,367	23,757	21,209	44,966
Less: premiums from in-force renewal businessnote (b)	(18,166)	(845)	(19,011)	(17,236)	(956)	(18,192)
Adjustment to include 10% of single premiumsnote (c)	(2,131)	(17,306)	(19,437)	(2,606)	(20,008)	(22,614)
Add: deposit accounting for investment contractsnote (d)	–	1,284	1,284	255	2,522	2,777
Inclusion of APE Sales from joint ventures and associates on equity accounting methodnote (e)	820	–	820	899	–	899
Other adjustmentsnote (f)	(168)	(236)	(404)	92	(544)	(452)
Annual premium equivalents (APE)	3,696	1,923	5,619	5,161	2,223	7,384

Notes
(a)
Gross premiums earned of $154 million (2019: $98 million) in the Group’s Africa operations are unallocated to a segment, giving total Group gross premiums earned of $42,521 million (2019: $45,064 million) in the income statement. The Africa business sold new business APE of $112 million (2019: $82 million). Given the relative immaturity of the Africa business, it is excluded from the APE metric.
(b)
Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written.
(c)
APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(d)
APE includes new policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts. These are excluded from gross premiums earned and recorded as deposits;
(e)
For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(f)
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the exclusion of general insurance and reinsurance premiums earned on an IFRS basis.

II(viii)
Reconciliation between IFRS and EEV shareholders’ equity

The table below shows the reconciliation of EEV shareholders’ equity and IFRS shareholders’ equity at the end of the year:

	31 Dec 2020 $m	31 Dec 2019 $m
EEV shareholders’ equity	54,007	54,711
Less: Value of in-force business of long-term businessnote (a)	(41,007)	(41,893)
Deferred acquisition costs assigned zero value for EEV purposes	16,216	14,239
Othernote (b)	(8,338)	(7,580)
IFRS shareholders’ equity	20,878	19,477

Notes
(a)
The EEV shareholders’ equity comprises the present value of the shareholders’ interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders’ equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Total net worth represents the net assets for EEV reporting that reflect the regulatory basis position, with adjustments to achieve consistency with the IFRS treatment of certain items as appropriate.
(b)
Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group’s core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson, IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset), whereas the local regulatory basis used for EEV reporting is based on expected future cash flows due to the policyholder on a prudent basis, with the consideration of an expense allowance, as applicable, but with no separate deferred acquisition cost asset.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer